Filed pursuant to General Instruction II. L of Form F-10;
File No. 333-173669

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 4, 2011)

7,100,000 Common Shares

Avalon Rare Metals Inc.

US$6.15 per share

Avalon Rare Metals Inc. (“Avalon” or the “Corporation”) is selling 7,100,000 of its common shares (the “Offered Shares”) at a price of US$6.15 per Offered Share (the “Offering Price”) pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of July 27, 2011, between the Corporation and Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC, as representatives (the “Representatives”) of the several underwriters named therein (collectively, the “Underwriters”).

The Corporation has granted to the Underwriters a 30-day option (the “Over-Allotment Option”) to purchase up to an additional 1,065,000 Offered Shares (the “Over-Allotment Shares”) to cover over-allotments, if any. Unless specifically stated otherwise, the term “Offered Shares” includes the Over-Allotment Shares.

The outstanding common shares of the Corporation are listed on the Toronto Stock Exchange (the “TSX”) and on the NYSE Amex LLC (the “NYSE Amex”) under the symbol “AVL”. On July 26, 2011, the closing prices of the common shares of the Corporation were Cdn$6.44 per share on the TSX and US$6.81 per share on the NYSE Amex.

Investing in the Offered Shares involves risks. See “Risk Factors” beginning on page S-22.

	Per Share	Total
Public Offering Price(1)	US$ 6.15	US$43,665,000
Underwriters' Fee	US$ 0.38	US$ 2,729,062
Proceeds to the Corporation (before expenses)	US$ 5.77	US$40,935,938

(1)	The Offering Price for Offered Shares offered outside of Canada is payable in U.S. dollars, and the Offering Price for the Offered Shares offered in Canada is payable in Canadian dollars at the Canadian dollar equivalent of the U.S. dollar Offering Price based on the Bloomberg closing rate on July 26, 2011.

The Underwriters expect to deliver the Offered Shares to purchasers on or about August 3, 2011 (the “Closing Date”) through the book-entry facilities of The Depository Trust Company (“DTC”).

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus Supplement and the accompanying Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements incorporated by reference in this Prospectus Supplement and in the Prospectus have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition, holding or disposition of Offered Shares may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States or Canada may not be described fully herein. Prospective investors should read the tax discussion contained in this Prospectus Supplement under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations” and should consult their own tax advisor with respect to their own particular circumstances.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that a majority of its officers and directors are residents of Canada and that some or all of the Underwriters or experts named in this Prospectus Supplement are residents of a foreign country, and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), NOR ANY STATE OR CANADIAN SECURITIES REGULATOR, HAS APPROVED OR DISAPPROVED THE OFFERED SHARES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Joint Book-Running Managers

Citi	Dahlman Rose & Company

Co-Managers

CIBC	Mackie Research Capital Corporation	Roth Capital Partners

July 27, 2011

Prospectus Supplement

Prospectus

i

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference herein and therein. The second part is the accompanying Prospectus, which gives more general information, some of which may not apply to this Offering. If the description of the Offered Shares varies between this Prospectus Supplement and the accompanying Prospectus, investors should rely on the information in this Prospectus Supplement.

Investors should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. The Corporation has not, and the Underwriters have not, authorized anyone to provide investors with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Corporation is not, and the Underwriters are not, making an offer to sell, or seeking an offer to buy, the Offered Shares in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in this Prospectus Supplement and the accompanying Prospectus, as well as information the Corporation has previously filed with the SEC and with the securities regulatory authority in each of the provinces and territories of Canada, except Québec, that is incorporated herein and in the Prospectus by reference, is accurate only as of its respective date. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

Unless the context otherwise requires, references in this Prospectus Supplement, or in the accompanying Prospectus, to “Avalon” or the “Corporation” include Avalon Rare Metals Inc. and each of its subsidiaries.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and reserve and resource information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may

S-i

not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Prospectus Supplement, the Prospectus and documents incorporated by reference herein and therein contain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Statements that are not historical fact contained in this Prospectus Supplement and the Prospectus, including through documents incorporated by reference herein and therein, are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors listed below, which are more particularly described under “Risk Factors” herein:

•	uncertainty whether the Corporation will acquire commercially mineable ore deposits or whether the current mineral deposits identified by the Corporation will qualify as commercially viable ore bodies;
•	risks that actual capital costs, production schedules and economic returns for the Thor Lake Project may differ significantly from those anticipated by the Corporation;
•	risks related to fluctuations in rare metal, zirconium, niobium and tantalum prices;
•	risks related to the Corporation’s ability to generate material revenues or obtain adequate financing;
•	risks related to establishing new mining operations in the event the Corporation elects to proceed with the development of one of its mineral projects;
•	uncertainties relating to the fact that the Corporation’s mineral resources and mineral reserves are only estimates;
•	risks related to any strategic alliances that may be entered into by the Corporation;
•	risks related to the unique ore type at the Thor Lake Project for which known metallurgical processes have not previously been applied;
•	risks related to securing product off-take agreements on a timely basis;
•	risks related to obtaining, maintaining and renewing licences and permits;
•	risks that the Corporation will be subject to material costs, liabilities and obligations in connection with environmental laws, regulations and permits and that permits and approvals will not be available;
•	uncertainty related to title to the Company’s mineral properties, including uncertainty related to any challenges in connection with any aboriginal land title claim rights and title in the Northwest Territories;
•	risks related to the possible existence of rights and interests of Aboriginal groups, which may limit the Corporation's ability to develop its properties;
•	risks related to the availability and reliability of adequate infrastructure;
•	risks related to the Corporation's ability to attract and retain qualified management and technical personnel;

S-ii

•	risks related to the extensive federal, state, provincial, territorial and local laws and regulations to which the Corporation's activities are subject;
•	risks related to the Corporation's lack of production history;
•	risks and hazards inherent to the mining industry;
•	risks related to increased competition in the mining industry;
•	risks related to potential conflicts of interest of the Corporation’s directors and officers who may have involvement with other resource companies; and
•	risks related to any changes in critical accounting estimates adversely impacting financing results.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein are presented for the purpose of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives in making an investment decision and may not be appropriate for other purposes.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus Supplement and the accompanying Prospectus are reported in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus Supplement and the accompanying Prospectus has been prepared using Canadian generally accepted accounting principles, (“Canadian GAAP”). Canadian GAAP differs from United States generally accepted accounting principles (“U.S. GAAP”). Therefore, the consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Prospectus may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the Corporation’s financial results and financial condition calculated under Canadian GAAP and under U.S. GAAP is provided in the notes to the Corporation’s annual consolidated financial statements for the year ended August 31, 2010 and the Corporation’s unaudited interim consolidated financial statements for the three and nine months ended May 31, 2011 incorporated by reference into this Prospectus Supplement and the accompanying Prospectus. See “Documents Incorporated by Reference”.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts used in this Prospectus Supplement, the Prospectus and any document incorporated by reference herein and therein are stated in Canadian dollars, unless otherwise indicated. References to “$” or “Cdn$” are to Canadian dollars and references to “US$” are to U.S. dollars. On July 26, 2011, the Bloomberg closing rate for Canadian dollars in terms of the United States dollar was US$1.00 = Cdn$0.9443 or Cdn$1.00 = US$1.0590.

S-iii

SUMMARY

The following is a summary of the principal features of the Offering and is not intended to be complete. It should be read together with the more detailed information contained elsewhere in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including the information contained in the section entitled “Risk Factors” in this Prospectus Supplement.

Overview

The Corporation is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. It currently holds a portfolio of five such projects. The Corporation’s flagship asset is the Thor Lake project (the “Thor Lake Project”) located in the Northwest Territories, which has been the Corporation's main focus of exploration and development activities to date. The Thor Lake Project is at an advanced stage with an identified mineral resource that is potentially economic, provided that sales contracts with customers can be secured and project financing arranged.

The Corporation’s focus has been on rare metals such as lithium, tantalum, cesium and indium, rare earth elements (“REE”) such as neodymium, terbium and dysprosium, and rare minerals such as calcium feldspar, which are all in growing demand in new technologies related to energy efficiency and a cleaner environment. REEs are commonly divided into two groups based on relative abundance in a typical deposit: the relatively abundant Light Rare Earth Elements, which consist of lanthanum, cerium, praesodymium, neodymium and samarium, and the relatively scarce Heavy Rare Earth Elements, which consist of yttrium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium.

Recent Developments

Thor Lake Project

On March 15, 2011, the Corporation filed an updated NI 43-101 technical report on the Thor Lake Project entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011, prepared by Finley Bakker, P. Geol., Senior Resource Geologist, Brian Delaney, P. Eng., Senior Project Manager, William Mercer, P. Geol., Vice President, Exploration, and Dezhi Qi, P. Eng., Process Engineer, each of whom is an employee of the Corporation. A copy of the technical report is available for review electronically at www.sedar.com.

On July 7, 2011, the Corporation announced new anticipated economics of the Nechalacho Rare Earth Elements deposit at the Thor Lake Project, based on the results of an update of its June 2010 Prefeasibility Study (“PFS”). The update was prepared by Jason Cox P.Eng., Director of Mine Engineering, Tudor Ciuculescu P.Geo. (Ontario), Geologist, and Don Hains P.Geo. (Ontario) of Roscoe Postle Associates Inc., and J.R. Goode P.Eng, Consulting Metallurgist, who are all Qualified Persons as defined by NI 43-101. The updated economics reflect a new mine plan based on an update to the mineral reserve estimate disclosed in the March 2011 technical report. See “Documents Incorporated by Reference”.

The updated PFS produced a discounted cash flow analysis yielding a 39% Internal Rate of Return (“IRR”) on a pre-tax basis (compared to 14% in the original study) and a 34% IRR on an after-tax basis (compared to 12% in the original study). The net present value at a 10% discount rate is now Cdn$1.77 billion pre-tax and Cdn$1.27 billion after-tax. The Corporation anticipates that the complete report will available electronically at www.sedar.com no later than August 21, 2011.

The Corporation was granted a new land use permit by the Mackenzie Valley Land and Water Board for its current activities at the Thor Lake site for a period of five years beginning on July 5, 2011.

The Offering

Issuer
Avalon Rare Metals Inc.
Offering
7,100,000 Offered Shares
Public Offering Price
US$6.15 (Cdn$5.81)(1)
Over-Allotment Option
The Corporation has granted the Underwriters an Over-Allotment Option, exercisable in whole or in part at any time within 30 days from the Closing Date, to purchase at the Offering Price up to 1,065,000 Over-Allotment Shares to cover over-allotments, if any, and for market stabilization purposes.
Common Shares Outstanding After this Offering
101,969,715 common shares.(2)
Use of Proceeds
The net proceeds from the sale of the Offered Shares are estimated to be approximately US$40,194,638 (Cdn$37,972,813) (or US$46,335,028 (Cdn$43,773,734) if the Over-Allotment Option is exercised in full), after deducting the Underwriters' Fee and the estimated expenses of the Offering of Cdn$700,000. We intend to use the net proceeds from the Offering to complete a bankable feasibility study on the Thor Lake Project and for working capital and general corporate purposes. See “Use of Proceeds”.
Risk Factors
Investing in the Offered Shares involves risks that are described in the “Risk Factors” section beginning on page S-22 of this Prospectus Supplement.
Tax Considerations
Purchasing the Offered Shares may have tax consequences in the United States and Canada. This Prospectus Supplement and the Prospectus may not describe these consequences fully for all investors. Investors should read the tax discussion in this Prospectus Supplement and consult with their tax advisor. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Potential investors that are U.S. taxpayers should be aware that the Corporation may be considered a “passive foreign investment company” (“PFIC”). For more information on tax considerations related to the Corporation's PFIC status, see “Certain U.S. Federal Income Tax Considerations — Passive Foreign Investment Company Rules”.
Listing Symbol
The Corporation's common shares are listed for trading on the TSX and the NYSE Amex, in each case under the symbol “AVL”.

(1)	The Offering Price for the Offered Shares offered outside of Canada is payable in U.S. dollars, and the Offering Price for the Offered Shares offered in Canada is payable in Canadian dollars at the Canadian dollar equivalent of the U.S. dollar Offering Price based on the Bloomberg closing rate on July 26, 2011.
(2)	Based on 94,869,715 common shares outstanding as of July 26, 2011. These figures do not include (a) options outstanding to purchase up to 5,990,250 common shares at a weighted average exercise price of Cdn$3.31 per share, (b) warrants outstanding to purchase up to 68,850 common shares with an exercise price of Cdn$3.00 expiring September 17, 2011, (c) warrants outstanding to purchase up to 3,894,030 common shares at an exercise price of Cdn$3.60 expiring September 30, 2011, (d) broker warrants outstanding to purchase up to 67,500 units of the Corporation at a price of Cdn$2.43 per unit, each unit consisting of one common share and one-half warrant of the Corporation with each whole warrant entitling the holder to purchase one common share of the Corporation at a price of Cdn$3.00 per share expiring on September 17, 2011, and (e) broker warrants to purchase up to 6,583 units of the Corporation at a price of Cdn$3.25 per unit, each unit consisting of one common share and one-half warrant of the Corporation with each whole warrant entitling the holder to purchase one common share of the Corporation at a price of Cdn$3.60 per share expiring on September 30, 2011.
To the extent any such options or warrants are exercised, new options are issued under the Corporation's equity incentive plan, or the Corporation otherwise issues additional common shares or securities exercisable for or convertible into common shares, there will be future dilution to new investors. As of July 26, 2011, there are 3,496,721 common shares available for issuance under the Corporation's equity incentive plan.
If the Over-Allotment Option is exercised in full, 103,034,715 common shares will be outstanding after this Offering.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus only for the purposes of the Offering of the Offered Shares (and Over-Allotment Shares, as applicable). Information has been incorporated by reference in this Prospectus Supplement and the accompanying Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, except Québec, and with the SEC in the United States. Copies of the documents incorporated herein and in the Prospectus by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Adelaide Street West, Suite 1901, Toronto M5H 3P5, telephone (416) 364-4938, and are also available electronically at www.sedar.com and www.sec.gov. Prospective investors may also read and copy any document the Corporation has filed with the SEC at the SEC’s public reference room in Washington D.C. and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and the SEC, are specifically incorporated by reference in and form an integral part of the accompanying Prospectus, as supplemented by this Prospectus Supplement:

(a)	the amended annual information form (the “Annual Information Form”) of the Corporation dated November 22, 2010, for the year ended August 31, 2010, excluding the section entitled “Principal Properties and Assets — Thor Lake Rare Metals Property” on pages 8 through 32 of the Annual Information Form, which is superseded by the disclosure contained in the Prospectus under the heading “The Corporation — Recent Developments — Thor Lake Project”;
(b)	the consolidated audited balance sheets of the Corporation as at August 31, 2010, 2009 and 2008 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for each of the three years then ended, together with the auditors’ report thereon and the notes thereto;
(c)	the amended management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended August 31, 2010, excluding all references to, and all information contained therein, that is derived from the “Technical Report on the Thor Lake Project, Northwest Territories, Canada,” dated July 29, 2010, as amended September 21, 2010, which has been superseded by the Corporation’s current technical report dated March 13, 2011 and the July 18, 2011 MCR (defined below);
(d)	the unaudited consolidated interim balance sheets of the Corporation as at May 31, 2011 and the consolidated statements of operations and deficit, cash flows and comprehensive loss for the three months and nine months ended May 31, 2011, together with the notes thereto;
(e)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the three months and nine months ended May 31, 2011 (the “Interim MD&A”);
(f)	the management information circular of the Corporation dated December 20, 2010 prepared in connection with the annual and special meeting of shareholders of the Corporation held on January 27, 2011;
(g)	the material change report of the Corporation dated October 4, 2010 in respect of the closing of the Corporation’s short form prospectus offering pursuant to which the Corporation issued 9,240,000 units at a price of $3.25 per unit to raise aggregate gross proceeds of $30,030,000;
(h)	the material change report of the Corporation dated October 7, 2010 in respect of the Corporation raising $9,618,762 from the exercise of eligible share purchase warrants and broker warrants issued as part of the financing completed in September 2009;
(i)	the material change report of the Corporation dated December 23, 2010 in respect of the posting for trading of the common shares of the Corporation on the NYSE Amex effective December 22, 2010;

(j)	the material change report of the Corporation dated February 7, 2011 (the “February 7, 2011 MCR”) in respect of an increase in indicated resources in the Nechalacho Rare Earth Elements Deposit, Northwest Territories (“NWT”); and
(k)	the material change report of the Corporation dated July 18, 2011 in respect of new anticipated economics of the Nechalacho Rare Earth Elements Deposit at Thor Lake, NWT, based on the results of an update of the PFS (the “July 18, 2011 MCR”).

Any document of the type referred to above and in the Prospectus under “Documents Incorporated by Reference” (excluding confidential material change reports) and certain other disclosure documents as set forth in Item 11.1 of Form 44-101F1 of National Instrument 44-101 of the Canadian Securities Administrators filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus Supplement, and until all the Offered Shares are sold, shall be deemed to be incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. In addition, any similar documents filed on Form 6-K or Form 40-F, and any other documents filed or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act, as amended (the “U.S. Exchange Act”), by the Corporation after the date of this Prospectus Supplement, and until all the Offered Shares are sold, shall be deemed to be incorporated by reference into this Prospectus Supplement, the accompanying Prospectus and the registration statement of which this Prospectus Supplement forms part, if and to the extent expressly provided for in such reports.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein, therein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein or therein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon a new annual information form and related annual financial statements (including management’s discussion and analysis of financial condition and results of operations for such periods (“MD&A”)) being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous annual information form, the previous annual financial statements and all quarterly financial statements (including MD&A for such periods), any material change reports and management information circulars filed prior to the commencement of the Corporation’s financial year in which a new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus Supplement and the Prospectus to which it relates for purposes of future offers and sales of Offered Shares hereunder. Upon new quarterly financial statements (including MD&A for such period) being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus Supplement, the previous quarterly financial statements (including MD&A for such periods) filed shall be deemed no longer to be incorporated into this Prospectus Supplement and the Prospectus to which it relates for purposes of future offers and sales of Offered Shares hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the accompanying Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the U.S. registration statement of which this Prospectus Supplement and the accompanying Prospectus form a part: (i) the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the accompanying Prospectus; (ii) consents of auditors, engineers and legal counsel; (iii) powers of attorney; and (iv) the form of Underwriting Agreement.

CONSOLIDATED CAPITALIZATION

Other than as set out under “Prior Sales”, there have been no material changes in the share capital of the Corporation, on a consolidated basis, since the date of the most recently filed unaudited consolidated interim financial statements of the Corporation as at and for the three and nine months ended May 31, 2011. As a result of the issuances of the Offered Shares, the Corporation’s share capital will be increased by a total of 7,100,000 common shares (8,165,000 common shares if the Over-Allotment Option is exercised in full).

USE OF PROCEEDS

Assuming the completion of the Offering, the estimated net proceeds of the Offering to be received by the Corporation will be US$40,194,638 (Cdn$37,972,813) (or US$46,335,028 (Cdn$43,773,734) if the Over-Allotment Option is exercised in full), after deducting the Underwriters’ Fee and the estimated expenses of the Offering of Cdn$700,000.

The Corporation intends to use the net proceeds of the Offering as follows(1):

Completion of bankable feasibility study on the Thor Lake Project	US$31.77 million	Cdn$30.00 million
Working capital and general corporate purposes	US$8.42 million	Cdn$7.97 million
Total:	US$40.19 million	Cdn$37.97 million

(1)	Any additional proceeds received by the Company upon exercise of the Over-Allotment Option are expected to be allocated to working capital and general corporate purposes.

The main business objective that the Corporation expects to accomplish using the net proceeds of the Offering is to complete a bankable feasibility study on the Thor Lake Project by the fourth quarter of 2012, and to proceed with a construction decision at the Thor Lake Project, which is currently contemplated to occur in 2013. The events that must occur in order to accomplish this business objective include further exploration work, upgrade drilling, geological testing, metallurgical test work, technical studies and environmental work at the Thor Lake Project, which work is expected to be completed prior to the third quarter of 2012. There can be no assurance that the Corporation’s stated business objective will be achieved in the timeframe expected, or at all. The Corporation intends to use the net proceeds of the Offering as stated in this Prospectus Supplement. There may be circumstances, however, where for sound business reasons, a reallocation of funds may be necessary as may be determined at the discretion of the Corporation. The Corporation has no definitive plans for the portion of the net proceeds of the Offering allocated for working capital and general corporate purposes, the allocation of which shall be at the discretion of management of the Corporation. See “Risk Factors”.

Pending the use of the net proceeds, the funds will be invested in bankers acceptances, treasury bills, guaranteed investment certificates or other high quality short term investments at the discretion of management.

PLAN OF DISTRIBUTION

The Offered Shares will be sold pursuant to the Underwriting Agreement between the Corporation and Citigroup Global Markets Inc. and Dahlman Rose & Company, LLC, as joint book-running managers and as representatives of the Underwriters. Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, all but not less than all of the Offered Shares at the Offering Price, payable in cash against delivery of certificates therefor, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Underwriting Agreement provides that the Corporation will pay to the Underwriters the Underwriters’ Fee for their services in connection with the distribution of the Offered Shares offered by this Prospectus Supplement. The Corporation has also agreed to reimburse the Underwriters for certain of their expenses. The Offering Price was determined by negotiation between the Corporation and the Underwriters.

The Offering Price for the Offered Shares offered outside of Canada is payable in U.S. dollars, and the Offering Price for the Offered Shares offered in Canada is payable in Canadian dollars at the Canadian dollar equivalent of the U.S. dollar Offering Price based on the Bloomberg closing rate on July 26, 2011.

The Corporation has granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part for a period of 30 days from Closing Date and pursuant to which the Underwriters may purchase up to 1,065,000 Over-Allotment Shares at the Offering Price to cover Over-Allotments, if any, and for market stabilization purposes. This Prospectus Supplement and the accompanying Prospectus qualify the grant of the Over-Allotment Option and the issuance of Over-Allotment Shares on the exercise of the Over-Allotment Option. A purchaser who acquires Over-Allotment Shares forming part of the Underwriters’ over-allotment position acquires those Over-Allotment Shares under this Prospectus Supplement and the accompanying Prospectus, regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation (before payment of expenses of the Offering) will be US$50,214,750 (Cdn$47,438,650), US$3,138,422 (Cdn$2,964,916) and US$47,076,328 (Cdn$44,473,734), respectively.

The Offering is being made concurrently in all provinces and territories of Canada, other than Québec, and in the United States pursuant to the multijurisdictional disclosure system implemented by securities regulatory authorities in Canada and the United States. Citigroup Global Markets Canada Inc., CIBC World Markets Inc. and Mackie Research Capital Corporation are acting as underwriters in respect of this Offering in Canada and Citigroup Global Markets Inc., Dahlman Rose & Company, LLC, CIBC World Markets Corp. and Roth Capital Partners, LLC are acting as underwriters in respect of this Offering in the United States. Subject to applicable law and the terms of the Underwriting Agreement, the Underwriters may offer the Offered Shares outside of Canada and the United States.

Subscriptions for Offered Shares will be received subject to rejection or allotment, in whole or in part, and the Corporation reserves the right to close the subscription books at any time without notice. One or more certificates representing the Offered Shares will be issued in registered form to DTC or its nominee and deposited with DTC on the Closing Date. A purchaser of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Corporation expects that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which will be the fifth business day (in the United States) following the date of pricing of the Offered Shares (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the U.S. Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, investors who wish to trade Offered Shares prior to the Closing Date may be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Investors who wish to trade Offered Shares prior to Closing Date should consult their own advisors.

The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however,

obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement, but are not obligated to take up and pay for any Over-Allotment Shares.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. Without affecting the firm obligation of the Underwriters to purchase from the Corporation the Offered Shares at the Offering Price in accordance with the terms of the Underwriting Agreement, after the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and further changed from time to time, to an amount not greater than the Offering Price. The compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Offered Shares is less than the gross proceeds paid by the Underwriters to the Corporation. The Underwriters shall inform the Corporation if the Offering Price is decreased.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, throughout the period of distribution, bid for or purchase Offered Shares. The foregoing restriction is subject to certain exceptions, including: (i) a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces of the Investment Industry Regulatory Organization of Canada, relating to market stabilization and passive market making activities; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited by the Underwriters during the period of distribution, provided that the bid or purchase was not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of such securities.

In connection with this Offering, the Underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the Offered Shares, including:

•	stabilizing transactions;
•	short sales;
•	purchases to cover positions created by short sales;
•	imposition of penalty bids; and
•	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Offered Shares while this Offering is in progress. These transactions may also include making short sales of the Offered Shares, which involve the sale by the Underwriters of a greater number of common shares of the Corporation than they are required to purchase in this Offering. Short sales may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount.

The Underwriters may close out any covered short position either by exercising the Over-Allotment Option, in whole or in part, or by purchasing common shares of the Corporation in the open market. In making this determination, the Underwriters will consider, among other things, the price of common shares of the Corporation available for purchase in the open market compared to the price at which they may purchase Offered Shares through the Over-Allotment Option. The Underwriters must close out any naked short position by purchasing common shares of the Corporation in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the common shares of the Corporation in the open market that could adversely affect investors who purchase in this Offering.

The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter is required to pay to the Underwriters a portion of the Underwriters’ Fee received by it because the syndicate has repurchased common shares of the Corporation sold by or for the account of that Underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of the Offered Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. The Underwriters may carry out these transactions on the TSX, the NYSE Amex in the over-the-counter market or otherwise.

The Underwriting Agreement also provides that the Corporation will severally indemnify the Underwriters, their affiliates and each of their respective directors, officers, employees and agents against certain liabilities and expenses, including liabilities under the U.S. Securities Act of 1933, as amended, and applicable Canadian securities legislation, or will contribute to payments that the Underwriters may be required to make in respect thereof.

Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

The Corporation has agreed that it will not, without prior written consent of the Representatives, offer, sell, contract to sell, issue, distribute, pledge, or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the Corporation or any affiliate of the Corporation or any person in privity with the Corporation or any affiliate of the Corporation), directly or indirectly, including the filing (or participation in the filing) of a registration statement or a prospectus with the SEC or any Canadian securities regulatory authority in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act, any other common shares or any securities convertible into, or exercisable, or exchangeable for, common shares of the Corporation, or publicly announce an intention to effect any such transaction, for a period of 90 days after the date of the Underwriting Agreement, subject to certain exceptions, including in connection with issuances of common shares of the Corporation to strategic investors, provided that the aggregate number of such shares issued does not exceed 20% of the total number of common shares of the Corporation outstanding immediately after the completion of this Offering. In addition, the Corporation shall cause its directors and officers to enter into lock-up agreements with the Underwriters. Under those lock-up agreements, those holders of common shares of the Corporation may not, without the prior written consent of the Representatives, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by such holder or any affiliate of such holder or any person in privity with such holder or any affiliate of such holder), directly or indirectly, including the filing (or participation in the filing) of a registration statement or prospectus with the SEC or any Canadian securities regulatory authority in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the U.S. Exchange Act, any common shares of the Corporation or any securities convertible into or exercisable or exchangeable for such shares, or publicly announce an intention to effect any such transaction, subject to certain exceptions, for a period of 90 days after the date of the Underwriting Agreement subject to an 18-day extension under certain circumstances.

The outstanding common shares of the Corporation are listed on the TSX and the NYSE Amex under the symbol “AVL” and the Corporation has applied to list the Offered Shares on the TSX and the NYSE Amex. Listing will be subject to the Corporation fulfilling all of the applicable listing requirements of the TSX and the NYSE Amex, respectively.

Notice to Prospective Investors in the United Kingdom

This Prospectus Supplement is only being distributed to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “financial promotion order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc”) of the financial promotion order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended) in connection with the issue or sale of the Offered Shares may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This Prospectus Supplement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons; and any investment or investment activity to which this Prospectus Supplement relates is available only to relevant persons and will be engaged in only with relevant persons.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value, of which there were 94,869,715 common shares and no preferred shares issued and outstanding as of July 26, 2011.

Holders of common shares of the Corporation are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per common share of the Corporation at all such meetings. Holders of common shares of the Corporation do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares of the Corporation entitled to vote in any election of directors may elect all directors standing for election. Holders of common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares of the Corporation with respect to dividends or liquidation. The common shares of the Corporation do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, the following is a summary of the principal Canadian federal income tax considerations generally applicable to the acquisition, ownership and disposition of Offered Shares generally applicable to purchasers of Offered Shares pursuant to this prospectus supplement (a “Holder”) who, for the purposes of the Income Tax Act (Canada) (the “Tax Act”), at all relevant times: (i) will hold the Offered Share as capital property; (ii) deals at arm’s length with and is not affiliated with the Corporation; (iii) is not a “financial institution” or “specified financial institution” as those terms are defined in the Tax Act; and (iv) has not made a functional currency reporting election. Generally, the Offered Shares will be considered to be capital property to a Holder provided that the Holder does not hold such securities in the course of carrying on business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Holder an interest in which would be a “tax shelter investment” under the Tax Act, and does not address the deductibility of interest by a Holder who borrows money to acquire Units.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations applicable to a Holder acquiring Offered Share pursuant to this prospectus supplement. Accordingly, prospective Holders are urged to consult their own tax advisors with respect to their particular circumstances.

This summary is based on the provisions of the Tax Act and the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) as of the date hereof. This summary takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed, although no assurance can be given that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account any changes in law or in the administrative policies or assessing practices of the CRA, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign income tax considerations, which considerations may differ significantly from the Canadian federal income tax considerations discussed in this summary.

Currency

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Offered Shares (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the day on which the amount first arose or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following section of this summary applies to Holders (“Canadian Holders”) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times. Certain of such persons to whom Offered Shares might not constitute capital property may make, in certain circumstances, an irrevocable election permitted by subsection 39(4) of the Tax Act to have the Offered Shares, and all other “Canadian securities” as defined in the Tax Act, held by such persons, treated as capital property. Canadian Holder’s should consult their own tax advisors regarding this election.

Dividends

Dividends received or deemed to be received by a Canadian Holder on the Offered Shares will be included in computing the Canadian Holder’s income for purposes of the Tax Act. The gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations will apply to dividends received by an individual, including the enhanced gross-up and dividend tax credit provisions where the Corporation provides notice designating the dividend as an “eligible dividend”. Dividends received by a corporation will normally be deductible in computing its taxable income.

A corporation which is a “private corporation” or a “subject corporation” for purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Offered Shares to the extent that such dividends are deductible in computing the corporation’s taxable income. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

Dispositions

A Canadian Holder who disposes of or is deemed to dispose of Offered Shares generally will realize a capital gain (or a capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Offered Shares to the Canadian Holder immediately before the disposition.

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder must be included in income for the taxation year of disposition and one-half of any capital loss realized (an “allowable capital loss”) may normally be deducted by the Canadian Holder against any taxable capital gains realized in the same taxation year. Any excess of allowable capital losses over taxable capital gains for the year of disposition is generally deductible against net taxable capital gains realized in any of the three prior taxation years or in any subsequent taxation year in the circumstances and to the extent described in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of an Offered Share by a Canadian Holder that is a corporation may be reduced by the amount of dividends received or deemed to be received by the Canadian Holder on such Offered Share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is, directly or through a trust or partnership, a member of a partnership or a beneficiary of a trust which owns Offered Shares.

A Canadian Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be subject to an additional refundable tax of 6 2/3% in respect of its “aggregate investment income” (which is defined in the Tax Act to include an amount in respect of taxable capital gains).

Alternative Minimum Tax

Dividends received and capital gains realized by a Canadian Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

Holders Resident in the United States

The following section of this summary is generally applicable to Holders who (i) for the purposes of the Tax Act, have not been and will not be deemed to be resident in Canada at any time while they hold the Offered Shares; (ii) are residents of the United States for the purposes of the Canada — United States Income Tax Convention, 1980 (the “Convention”) and entitled to full benefits under the Convention; and (iii) do not use or hold the Offered Shares in carrying on a business in Canada (“U.S. Holders”). Special rules, which are not discussed in this summary, may apply to a non-resident Holder that is an insurer carrying on business in Canada and elsewhere.

Dividends

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Holder in respect of the Offered Shares will be subject to Canadian withholding tax on the gross amount of the dividends. Under the Convention, the rate of Canadian withholding tax on dividends paid or credited or deemed to be paid or credited by the Corporation to a U.S. Holder that beneficially owns such dividends is generally reduced to 15% unless the beneficial owner is a company which owns at least 10% of the Corporation’s voting stock at that time in which case the rate of Canadian withholding tax is further reduced to 5%.

Dispositions

A U.S. Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such U.S. Holder on a disposition or deemed disposition of the Offered Shares nor will capital losses arising from a disposition be recognized under the Tax Act unless the Offered Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the U.S. Holder at the time of disposition and the U.S. Holder is not entitled to relief under the Convention.

Provided the Offered Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE Amex) at the time of disposition, the Offered Shares generally will not constitute taxable Canadian property of a U.S. Holder unless at any time during the 60 month period immediately preceding the disposition: (i) the U.S. Holder, persons with whom the U.S. Holder did not deal at arm’s length, or the U.S. Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Offered Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, or an interest in, or for civil law a right in, such property, whether or not such property exists.

If the Offered Shares are taxable Canadian property to a U.S. Holder, any capital gain realized on the disposition or deemed disposition of such shares may not be subject to Canadian federal income tax pursuant to the terms of the Convention so long as at the time of the disposition the Offered Shares do not derive their value principally from real property situated in Canada.

U.S. Holders whose Offered Shares are, or may be, taxable Canadian property should consult their own advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Offered Shares acquired pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Offered Shares pursuant to this Prospectus Supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Offered Shares acquired pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Offered Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Offered Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Offered Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Offered Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Offered Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Offered Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of Avalon. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Offered Shares in connection with carrying on a business in Canada; (d) persons whose Offered Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Offered Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Offered Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Offered Shares.

Passive Foreign Investment Company Rules

If Avalon is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Offered Shares. A U.S. Holder would be required to attach a completed IRS Form 8621 to its tax return every year in which it recognized gain on a disposition of, or received an excess distribution (as defined below) with respect to, the Offered Shares. Recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders in a PFIC. However, pursuant to recently issued guidance, this additional filing obligation is suspended until the IRS releases the relevant form. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

PFIC Status of Avalon

Avalon generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Avalon for such tax year is passive income (the “income test”) or (b) 50% or more of the value of Avalon’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally includes all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if Avalon owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Avalon will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by Avalon from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if Avalon is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Avalon which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

Avalon believes that it was classified as a PFIC during the tax year ended August 31, 2010, and based on current business plans and financial expectations, Avalon believes that it may be a PFIC for the current and future taxable years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by Avalon concerning its PFIC status or that Avalon was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of Avalon and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If Avalon is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Offered Shares will depend on whether such U.S. Holder makes an election to treat Avalon (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Offered Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Offered Shares and (b) any excess distribution received on the Offered Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Offered Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Offered Shares of a PFIC (including an indirect disposition of the stock of a Subsidiary PFIC), and any excess distribution received on such Offered Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Offered Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a

PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If Avalon is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Offered Shares, Avalon will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether Avalon ceases to be a PFIC in one or more subsequent tax years. If Avalon ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Offered Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Offered Shares were sold on the last day of the last tax year for which Avalon was a PFIC.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Offered Shares begins, generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Offered Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of Avalon, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of Avalon, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which Avalon is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by Avalon. However, for any tax year in which Avalon is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from Avalon to the extent that such distribution represents “earnings and profits” of Avalon that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Offered Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Offered Shares in which Avalon was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, Avalon ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which Avalon is not a PFIC. Accordingly, if Avalon becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which Avalon qualifies as a PFIC.

Avalon will make available to U.S. Holders, upon their written request: (a) timely and accurate information as to its status as a PFIC, and (b) for each year in which Avalon is a PFIC, use commercially reasonable efforts to provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to Avalon is required to obtain for U.S. federal income tax purposes. However, U.S. Holders should be aware that Avalon can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because Avalon may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to Avalon.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Offered Shares are marketable stock. The Offered Shares generally will be “marketable stock” if the Offered Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Offered Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Offered Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Offered Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Offered Shares.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which Avalon is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Offered Shares as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Offered Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Offered Shares over (ii) the fair market value of such Offered Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Offered Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Offered Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Offered Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Offered Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Offered Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Offered Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if Avalon is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Offered Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Offered Shares.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC generally are eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with its own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Offered Shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Offered Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Offered Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Offered Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of Avalon, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of Avalon, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Offered Shares and thereafter as gain from the sale or exchange of such Offered Shares (see “ Sale or Other Taxable Disposition of Offered Shares” below). Dividends received on Offered Shares generally will not be eligible for the “dividends received deduction”. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Offered Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Offered Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Offered Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Offered Shares have been held for more than one year.

Preferential tax rates generally apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Offered Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Offered Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Offered Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Additional Tax on Passive Income

Certain U.S. Holders who are individuals, estates or trusts will be required to pay up to an additional 3.8% tax on, among other things, dividends and capital gains for taxable years beginning after December 31, 2012. U.S. Holders should consult their own tax advisors regarding the effect, if any, of this additional tax on their ownership and disposition of Offered Shares.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Offered Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Offered Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

PRIOR SALES

The following sets forth information regarding the issuance of common shares, or securities convertible into common shares, of the Corporation since the date of the Prospectus to the date of this Prospectus Supplement.

Date of Issuance	Securities Issued	Issue Price ($)		Reason for Issuance
May 4, 2011	25,000 options	8.74	(1)	Issuance of options
May 18, 2011	25,000 common shares	0.98		Exercise of options
May 22, 2011	600,000 options	7.06	(1)	Issuance of options
May 30, 2011	400,000 options	7.45	(1)	Issuance of options
May 31, 2011	25,000 common shares	0.98		Exercise of options
June 2, 2011	50,000 common shares	1.54		Exercise of options
June 13, 2011	29,800 common shares	3.60		Exercise of warrants
July 14, 2011	10,000 common shares	2.76		Exercise of options
July 14, 2011	50,000 common shares	1.54		Exercise of options
July 20, 2011	25,000 common shares	2.32		Exercise of options
July 21, 2011	600,000 common shares	3.60		Exercise of warrants

(1)	Exercise price at issuance.

TRADING PRICE AND VOLUME

The principal market on which the common shares of the Corporation and the common share purchase warrants of the Corporation trade is the TSX. The common shares of the Corporation also trade on the NYSE Amex.

Common Shares

The following table sets forth, for the periods indicated since the date of the Prospectus to the date of this Prospectus Supplement, the high and low prices and the aggregate volume of trading of the common shares of the Corporation on the TSX and the NYSE Amex, as reported by the relevant stock exchange.

	NYSE Amex			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2011
May	9.44	6.31	55,188,462	8.98	6.16	16,900,294
June	7.74	5.82	42,990,189	7.50	5.69	14,383,611
July(1)	6.98	6.03	22,556,630	6.84	5.81	7,798,457

(1)	For July 1, 2011 through to July 26, 2011.

The closing price of the common shares of the Corporation on the TSX and the NYSE Amex on July 26, 2011, as reported by the relevant stock exchange, was Cdn$6.44 and US$6.81, respectively.

Warrants

The following table sets forth, for the periods indicated from the date of the Prospectus to the date of this Prospectus Supplement, the high and low prices and the aggregate volume of trading of the common share purchase warrants of the Corporation on the TSX, as reported by the TSX.

	TSX
Period	High	Low	Volume
	(Cdn$)	(Cdn$)
2011
May	5.35	2.70	211,586
June	3.65	2.14	314,509
July(1)	3.20	2.24	152,589

(1)	For July 1, 2011 through to July 26, 2011.

The closing price of the common share purchase warrants of the Corporation on the TSX on July 26, 2011 was Cdn$2.81, as reported by the TSX.

RISK FACTORS

An investment in the Offered Shares is highly speculative and subject to a number of risks. In addition to the other information contained in this Prospectus Supplement and the documents incorporated by reference herein and in the Prospectus, prospective investors should carefully consider the factors set out below, which update and supersede the disclosure contained in the Prospectus under the heading “Risk Factors”, in evaluating the Corporation and its business before making an investment in the Offered Shares. Additional risks and uncertainties not currently known to the Corporation or that the Corporation currently deems immaterial may also materially and adversely affect the Corporation's business, financial condition and prospects.

The Corporation cannot provide assurance that it will successfully acquire commercially mineable ore deposits.

Mineral exploration is highly speculative in nature and is frequently non-productive. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any of the Corporation's identified mineral deposits will ever qualify as a commercially mineable (or viable) ore body, which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. The Corporation’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. If current exploration programs do not result in the discovery of commercially mineable ore deposits, the Corporation may need to write-off part or all of its investment in existing exploration stage properties, and it may need to acquire additional properties.

In addition, if the Corporation discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. Substantial expenditures would be required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional commercially mineable mineral rights.

Actual capital costs, operating costs, production schedules and economic returns for the Thor Lake Project may differ significantly from those anticipated by the Corporation.

The Corporation's expected operating costs and expenditures, engineering and construction schedules, production schedules and economic returns and other projections for the Thor Lake Project, which are contained or incorporated by reference in this Prospectus Supplement and are contained in the technical report dated March 13, 2011, the PFS completed in June 2010 and the update to the PFS described in the July 18, 2011 MCR on the Thor Lake Project, are based on assumed or estimated cut-off grades, operating and capital costs, capital expenditures and future metal prices. Based on the technical work recently completed, the Corporation believes that it can achieve production at the Thor Lake Project in 2015. However, the technical report and PFS are preliminary in nature and are subject to change due to factors within and outside of the Corporation's control. There is no certainty that the preliminary assessment and economics estimated in the PFS will be realized or that the Corporation will be able to begin production in 2015 or at all.

In addition, the capital costs required to take the Corporation’s projects into production may be significantly higher than anticipated. Decisions about the development of the Thor Lake Project will ultimately be based upon a bankable feasibility study that is to be completed on the Thor Lake Project. Bankable feasibility studies derive estimates of cash operating costs based upon, among other things:

•	anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;

•	anticipated recovery rates of metals from the ore;
•	cash operating costs of comparable facilities and equipment; and
•	anticipated climatic conditions.

Actual capital costs, operating costs, production schedules and economic returns for the Thor Lake Project contained in studies or estimates prepared by or for the Corporation may differ significantly from those anticipated by the technical work completed, including the PFS and the bankable feasibility study. An increase in costs or changes to the Corporation's estimated timetable for achieving production at the Thor Lake Project may have a material adverse effect on the Corporation's business, financial condition or results of operations.

The prices of rare metals and minerals, zirconium, niobium and tantalum are subject to change and a substantial or extended decline in these prices could materially and adversely affect the Corporation's revenues and the value of its mineral properties.

The Corporation’s revenues, if any, are expected to be derived in large part from the mining and sale of rare metals and minerals, zirconium, niobium and tantalum. The price of these commodities has fluctuated widely, particularly in recent years. For example, according to prices posted by Metal Pages and Asian Metal, during the last year the Corporation’s rare earth concentrate price formula provided a range of $17.35/kg on July 21, 2010 to $153.83/kg on June 12, 2011.

The price of these commodities is affected by numerous factors beyond the Corporation’s control, including:

•	international economic and political conditions;
•	expectations of inflation;
•	international currency exchange rates;
•	interest rates;
•	global or regional consumption patterns;
•	speculative activities;
•	levels of supply and demand;
•	increased production of rare metals and minerals due to new mine developments and improved mining and production methods;
•	availability and cost of metal substitutes;
•	metal stock levels maintained by producers and others; and
•	inventory carrying costs.

In addition, China currently provides approximately 95% of the world’s supply of rare metals and minerals. It has, in recent years, reduced its export quotas and started imposing heavier taxes on the production or export of rare metals and minerals. These changes have resulted in significant increases in the price of rare metals and minerals in recent months. There can be no assurance that China will continue its current policy and any decision by China to discontinue its current policies could result in a significant decrease in the price of rare metals and minerals.

Because the Corporation expects to derive the substantial majority of its revenues from sales of rare metals and minerals, its results of operations and cash flows will fluctuate as the price of these metals increase or decrease. A sustained period of declining rare metals and minerals prices would materially and adversely affect the Corporation's financial performance, financial position and results of operations.

The Corporation may not have sufficient funds to develop its mineral properties or to complete further exploration programs.

The Corporation has limited financial resources. The Corporation intends to fund its plan of operations from working capital and the proceeds of financings. In the future, the Corporation’s ability to continue its exploration and development activities, if any, will depend, in part, on the Corporation’s ability to obtain suitable financing. The Corporation will need external financing to develop and construct its Thor Lake Project and to fund the exploration and development of the Corporation’s other mineral properties. The mineral properties that the Corporation is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Corporation may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Corporation may enter into strategic alliances, may decide to sell certain property interests, or may utilize a combination of these alternatives. There can be no assurance that the financing alternative chosen by the Corporation will be available on acceptable terms, or at all. The failure to obtain sufficient financing could have a material adverse effect on the Corporation’s growth strategy and result in the delay or indefinite postponement of exploration, development or production. In addition, any future equity offering will dilute your equity interest in the Corporation and any future debt financing will require the Corporation to dedicate a portion of its cash flow to payments on indebtedness and will limit its flexibility in planning for or reacting to changes in its business.

If the Corporation elects to proceed with the development of one of its mineral projects, the Corporation will be subject to all of the risks associated with establishing new mining operations.

If the Corporation elects to proceed with the development of one of its mineral projects, the Corporation will be subject to all of the risks associated with establishing new mining operations, including:

•	the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
•	the availability and cost of skilled labor, mining equipment and principal supplies needed for operations, including explosives, fuels, chemical reagents, water, power, equipment parts and lubricants;
•	the availability and cost of appropriate mining, processing and separation arrangements;
•	the need to obtain all necessary environmental and other governmental approvals and permits and the timing of the receipt of those approvals and permits;
•	the availability of funds to finance construction and development activities;
•	industrial accidents;
•	mine failures, shaft failures or equipment failures;
•	natural phenomena such as inclement weather conditions, floods, droughts, rock slides and seismic activity;
•	unusual or unexpected geological and metallurgic conditions;
•	exchange rate and commodity price fluctuations;
•	potential opposition from non-governmental organizations, environmental groups or local groups, which may delay or prevent development activities; and
•	restrictions or regulations imposed by governmental or regulatory authorities.

The costs, timing and complexities of developing the Corporation's projects may be greater than anticipated. Cost estimates may increase significantly as more detailed engineering work is completed on a project. It is common in mining operations to experience unexpected costs, problems and delays during construction, development and mine start-up. Accordingly, the Corporation cannot provide assurance that its activities will result in profitable mining operations at its mineral properties.

Mineral reserve and resource estimates at the Corporation's mineral properties are only estimates.

Mineral reserve and resource estimates at the Corporation's mineral properties are only estimates, and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be materially inaccurate. Until reserves and resources are actually mined and processed, the quantity of metal and grades may differ from those indicated by drilling results and such differences could be material. The estimated mineral reserves and resources described in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated by reference should not be interpreted as assurances of commercial viability of any future operations, or of the potential or profitability of any future operations.

The estimating of mineral reserves and resources is a subjective process that is partially dependent upon the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, statistical analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. The Corporation cannot be certain that its mineral reserve and resource estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;
•	increases in the capital or operating costs of the mine;
•	changes in metal prices;
•	changes in the life-of-mine plan; or
•	variances in the grade of ore over the life of the mine.

The occurrence of any of these events may cause the Corporation to adjust its mineral reserve and resource estimates or change its mining plans, which could have a material adverse effect on the Corporation's financial condition and results of operations.

The Corporation may fail to identify joint ventures partners or may fail to successfully manage joint ventures.

As part of the Corporation's development strategy, the Corporation is considering a number of alternatives to access development capital for its mineral properties, including joint ventures with strategic partners. However, there can be no assurance that the Corporation will be able to identify joint venture candidates or that it will succeed at effectively managing the operation of any joint venture. Unprofitable joint ventures may adversely affect the price of the common shares and negatively affect the Corporation's results of operations.

The ore type at the Thor Lake Project is unique and one for which known metallurgical processes have not previously been applied, which could materially and adversely affect the Corporation’s expected development and production schedule.

The ore type at the Thor Lake Project is unique and one for which known metallurgical processes have not previously been applied. Accordingly, there is a risk that the process designed at the bench scale will not perform at full scale as expected. The failure of such metallurgical process when applied to the ore at the Thor Lake Project could have a material adverse effect on and result in a delay in the Corporation’s expected development and production schedule.

The Corporation is required to enter into off-take agreements with consumers in order to assure future sales of its mineral products and any failure to enter such agreements could have a material adverse affect on the Corporation.

The Corporation must enter into off-take agreements with consumers in order to have assurance of future sales of its mineral products. It will be necessary to have some of these off-take agreements in place at the time the bankable feasibility study is completed in order to demonstrate the economic viability of the Thor Lake Project to lenders and secure project financing. Any failure to secure and enter into such off-take agreements with customers could have a material adverse effect on, and result in a delay in, the Corporation’s expected development and production schedule.

The Corporation is required to obtain, maintain and renew licenses and permits, which is often a costly and time-consuming process.

The operations of the Corporation require licenses and permits from various governmental authorities. Obtaining, maintaining and renewing these governmental licenses and permits is a complex, costly and time-consuming process involving numerous jurisdictions. In connection with its current and future operations, the Corporation must obtain and maintain a number of licenses and permits that impose strict conditions, requirements and obligations on its operations, including restrictions relating to environmental and health and safety matters. To obtain, maintain and renew certain licenses and permits, the Corporation has been and may in the future be required to conduct environmental studies, and make associated presentations to governmental authorities, pertaining to the potential impact of the Corporation's current and future operations upon the environment and to take steps to avoid or mitigate those impacts. The terms and conditions of licenses and permits can impose restrictions on how the Corporation conducts its operations and limit its flexibility in developing its mineral properties. Many of the Corporation's licenses and permits are subject to renewal from time to time, and renewed licenses and permits may contain more restrictive conditions than the Corporation's existing licenses and permits, including those governing impacts on the environment. In addition, the Corporation may be required to obtain new licenses and permits to expand its operations, and the grant of such licenses and permits may be subject to an expansive governmental review of the Corporation's operations. Alternatively, the Corporation may not be successful in obtaining such licenses and permits, which could prevent it from commencing or expanding operations or otherwise adversely affect its business. Renewal of existing licenses and permits or obtaining new licenses and permits may be more difficult if the Corporation is not able to comply with its existing licenses and permits. Applications for licenses and permits, license and permit area expansions and the renewal of licenses and permits can also be subject to challenge by interested parties, which can delay or prevent receipt of needed licenses and permits. In addition, the licensing and permitting process can vary by jurisdiction in terms of its complexity and likely outcomes. The applicable laws and regulations, and the related judicial interpretations and enforcement policies, change frequently, which can make it difficult for the Corporation to obtain and renew licenses and permits and to comply with applicable requirements. Accordingly, licenses and permits required for the Corporation's operations may not be issued, maintained or renewed in a timely fashion or at all, may be issued or renewed upon conditions that restrict the Corporation's ability to conduct its operations economically, or may be subsequently revoked. Any such failure to obtain, maintain or renew licenses and permits, or other licensing or permitting delays or conditions, including those relating to any environmental impact analyses, could have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Corporation is subject to environmental laws, regulations and permits that may subject it to material costs, liabilities and obligations.

All phases of the Corporation’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future.

Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties. Certain environmental laws impose joint and several strict liability for releases of hazardous substances at such properties, without regard to fault or the legality of the original conduct. Accordingly, the Corporation may be held responsible for more than its share of the contamination or other damages, up to and including the entire amount of such damages. In addition to potentially significant investigation and remediation costs, such matters can give rise to claims from governmental authorities and other third parties, including for orders, inspections, fines or penalties, natural resource damages, personal injury, property damage, toxic torts and other damages. The Corporation's costs, liabilities and obligations relating to environmental matters could have a material adverse effect on its financial performance, financial position and results of operations.

Title to some of the Corporation's mineral properties may be uncertain, defective or subject to challenge, including Aboriginal land title claims.

The Corporation’s title to its properties may be uncertain, defective or subject to challenges or other claims, including Aboriginal land title claims. There can be no assurance that the Corporation has properly established title to properties in which it has a material interest, nor is there any guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to such properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. The Corporation has entered into several memoranda of understanding with Aboriginal groups that may also have treaty or aboriginal rights to the Corporation’s land, including: Chapleau Creek First Nation, Yellowknives Dene First Nation, Deninu K’ue First Nation and Lutsel K’e Dene First Nation. However, the memoranda of understanding are not binding on the parties and there is no assurance that the Corporation and the Aboriginal groups will successfully negotiate and execute definitive accommodation agreements. If the Corporation is not able to enter into definitive agreements with the Aboriginal groups, this may delay receipt of requisite operating permits and, as a result, the Corporation’s business could be adversely affected.

In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements, transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions. An impairment to or defect in the Corporation's title to its properties could have a material adverse effect on the Corporation's business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle, which could adversely affect the Corporation's profitability. Title insurance is generally not available for mineral properties and the Corporation's ability to ensure that it has obtained secure claim to individual mineral properties may be severely constrained.

The Corporation's ability to develop its properties and/or the lands neighboring these properties may be limited by the rights and interests of Aboriginal groups.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Canada. The land and related mineral claims surrounding the Corporation's properties and neighboring lands may be held by Aboriginal peoples. As a result, in connection with the Corporation's exploration and possible development and construction of its properties, Aboriginal consultation on surface activities and approvals may be required. If permission is required, this may result in timing uncertainties or delays of future development activities. In addition, there can be no assurance that the Corporation will successfully obtain any necessary Aboriginal permissions and, as a result, the Corporation may not be able to explore and develop its properties. If the Corporation is unable to obtain the necessary permissions from Aboriginal groups, the Corporation's business would be adversely affected.

The availability and reliability of adequate infrastructure may affect capital and operating costs or impair the Corporation's ability to supply rare earth metals to its customers.

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage and government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

If the Corporation is unable to retain key members of management, its business might be harmed.

The Corporation is dependent on the services of key executives including the Corporation’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Corporation’s interests and the advancement of the Thor Lake Project and any other projects, as well as the identification of new opportunities for growth and funding. Due to the Corporation’s relatively small size, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees required for the development of the Corporation’s activities may have a material adverse effect on the Corporation’s business or future operations.

The Corporation’s exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations.

The Corporation’s exploration and development activities in Canada and the United States are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of tailings and other wastes generated by the Corporation’s operations;
•	management of natural resources;
•	exploration and development of mines;
•	production and post-closure reclamation;
•	taxation;
•	regulations concerning business dealings with native groups;
•	mine permitting and licensing requirements;
•	labour standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, the suspension or revocation of permits or authorizations, or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.

It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expenses, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties.

The Corporation has no history of production, has not earned significant revenue and cannot provide assurance that it will generate any operating revenue at its mineral properties.

The Corporation is an exploration and development stage company. To date, the Corporation has not earned significant revenue. The ability of the Corporation to realize any profit is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to develop its properties, and future profitable production or proceeds of disposition from the Corporation's properties. The Corporation cannot provide investors with any assurance that it will generate any operating revenue at its mineral properties.

The Corporation's operations involve significant risks and hazards inherent to the mining industry.

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of mineral resources, any of which could result in work stoppages and damage to persons, property or the environment and possible legal liability for any and all damage. Hazards such as fires, power outages, labour disruptions, flooding, explosions, industrial accidents, ground control problems, mechanical equipment failure, structural collapses and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. These and other hazards may cause injuries or death to employees, contractors or other persons at the Corporation's mineral properties, severe damage to and destruction of the Corporation's property, plant and equipment and mineral properties, and contamination of, or damage to, the environment, and could result in the suspension of the Corporation's existing or future exploration, development and production activities. Safety measures implemented by the Corporation may not be successful in preventing or mitigating future accidents.

Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition and results of operations.

The mining industry is intensely competitive.

The mining industry is intensely competitive. Significant competition exists for the acquisition of mineral concessions, claims, leases and other mineral interests. The Corporation may be at a competitive disadvantage in acquiring additional mineral properties because it must compete with other larger, established mining companies, many of which have greater access to credit and other financial resources, and have greater operational experience and technical capabilities, lower cost structures, more effective risk management policies and procedures and/or a greater ability than the Corporation to withstand losses. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Corporation's detriment. The Corporation may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on its business, financial condition or results of operations.

The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Some of the Corporation's directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. To the extent that such other companies may participate in ventures in which the Corporation may participate, or in ventures in which it may seek to participate, the Corporation's directors and officers have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to act honestly and in good faith with a view to the best interests of the Corporation. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

Changes in critical accounting estimates could adversely affect financial results.

The Corporation’s most significant accounting estimates relate to the carrying value of its metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Corporation’s annual financial statements, which are incorporated by reference in this Prospectus Supplement. Management regularly reviews the net carrying value of each metal and mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if the carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties.

Risks Related to this Offering

The market price of the common shares may be volatile, which could result in substantial losses for you.

The market price for the common shares may be volatile. Some of the factors that may cause the market price of the common shares to fluctuate include:

•	the Corporation's failure to identify mineral reserves at its properties;
•	the Corporation's failure to achieve production at its mineral properties;
•	actual or anticipated changes in the price of metals and minerals;
•	fluctuations in the Corporation's quarterly and annual financial results or the quarterly and annual financial results of companies perceived to be similar to the Corporation;
•	success or failure of competitor mining companies;
•	changes in the Corporation's capital structure, such as future issuances of securities or the incurrence of debt;
•	sales of large blocks of the common shares;
•	announcements by the Corporation or its competitors of significant developments, contracts, acquisitions or strategic alliances;
•	changes in regulatory requirements and the political climate in Canada, the United States, or both;
•	litigation involving the Corporation, its general industry or both;
•	additions or departures of key personnel;
•	investors’ general perception of the Corporation, including any perception of misuse of sensitive information;
•	changes in general economic, industry and market conditions;
•	accidents at mining properties, whether owned by the Corporation or otherwise;
•	natural disasters, terrorist attacks and acts of war; and
•	the Corporation's ability to control its costs.

In addition, in recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.

The Corporation does not currently intend to pay dividends on the common shares and, consequently, the ability of investors to achieve a return on investment will depend on the appreciation in the price of the common shares.

The Corporation has not declared or paid any dividends on the common shares. The Corporation does not intend to pay any cash dividends on the common shares for the foreseeable future. The Corporation currently intends to retain all future earnings, if any, to finance its business. Any decision to pay dividends on the common shares in the future will be dependent upon the capital requirements of the Corporation to finance future growth, the financial condition of the Corporation and other factors which the Corporation’s Board of Directors may consider appropriate in the circumstances.

The Corporation believes that it is a “passive foreign investment company” under the U.S. Internal Revenue Code and as a result there may be adverse U.S. tax consequences for investors in the United States.

U.S. investors in the common shares of the Corporation should be aware that the Corporation believes it was classified as a PFIC under Section 1297(a) of the U.S. Internal Revenue code during its tax year ended August 31, 2010, and based on its current business plans and financial expectations, the Corporation believes that it may be a PFIC for the current and future taxable years. If the Corporation is a PFIC for any taxable year during which a United States person holds its common shares, it would likely result in materially adverse United States federal income tax consequences for such United States person. See “Certain U.S. Federal Income Tax Considerations.” The potential consequences include, but are not limited to, re-characterization of the gain from the sale of the common shares as ordinary income, which may be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the common shares.

Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. One of these elections is the “qualified electing fund election.” See “Certain U.S. Federal Income Tax Considerations.” On written request, the Corporation will provide to U.S. investors timely and accurate information as to its status as a PFIC and the PFIC status of certain of its subsidiaries and, for each year in which it is a PFIC, will use commercially reasonable efforts to provide to U.S. investors all information and documentation necessary for such investor to make a qualified electing fund election for US tax purposes. This paragraph is qualified in its entirety by the discussion above under the heading “Certain U.S. Federal Income Tax Considerations.” The PFIC rules are extremely complex and a U.S. investor purchasing common shares is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the common shares.

The Corporation has broad discretion to use the net proceeds from this Offering.

The Corporation intends to use the net proceeds from this Offering to achieve its stated business objective as set forth under “Use of Proceeds”. The Corporation maintains broad discretion to spend the proceeds in ways that it deems most efficient. The application of the proceeds to various items may not necessarily enhance the value of the common shares. The failure to apply the net proceeds as set forth under “Use of Proceeds”, or the failure of the Corporation to achieve its stated business objective set forth in such section, could adversely affect the Corporation’s business and, consequently, could adversely affect the price of the common shares on the open market.

INTEREST OF EXPERTS

Certain technical information relating to the Thor Lake Project contained in the Interim MD&A incorporated by reference in this Prospectus Supplement was prepared or reviewed and/or approved by Dr. William Mercer, P.Geo., Vice-President, Exploration, Dezhi Qi, P.Eng, Process Engineer, and Donald S. Bubar, P. Geo., President and Chief Executive Officer, of the Corporation, each of whom is a qualified person for the purposes of NI 43-101.See “Documents Incorporated by Reference”. Messrs. Mercer, Qi and Bubar are all currently either officers or employees of the Corporation.

Certain technical information relating to the Thor Lake Project contained in the Interim MD&A, the February 7, 2011 MCR and the July 18, 2011 MCR incorporated by reference in this Prospectus Supplement was prepared, reviewed and/or approved by Jason Cox P.Eng., Director of Mine Engineering, Tudor Ciuculescu P.Geo. (Ontario), Geologist, Don Hains P.Geo. (Ontario) and Christopher Moreton, Ph. D, P. Geo. (in the case of the February 7, 2011 MCR only) of Roscoe Postle Associates Inc., and J.R. Goode P.Eng, Consulting Metallurgist, each of whom is a qualified person for the purposes of NI 43-101 and independent of the Corporation. See “Documents Incorporated by Reference”.

The only persons referenced above that held any registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation or of any associate or affiliate of the Corporation at the time the technical information referred to above was prepared, reviewed or approved, or received by the person after such time, are as follows: (a) William Mercer — 10,000 common shares and 400,000 stock options of the Corporation; (b) Donald Bubar — 1,170,000 common shares and 1,000,000 stock options of the Corporation; and (c) Dezhi Qi — 50,000 stock options of the Corporation.

This “Interest of Experts” section supplements, and does not override or supersede, the section entitled “Interests of Experts” in the accompanying Prospectus.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Cassels Brock & Blackwell LLP, as to Canadian legal matters, and Dorsey & Whitney LLP, as to U.S. legal matters, and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, as to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, as to U.S. legal matters. As of the date of this Prospectus Supplement, the partners and associates of each of Cassels Brock & Blackwell LLP, Dorsey & Whitney LLP and Blake, Cassels & Graydon LLP, as a group, beneficially own, directly or indirectly, less than 1% of the outstanding common shares of the Corporation.

PROSPECTUS	May 4, 2011

AVALON RARE METALS INC.

Common Shares
Warrants
Subscription Receipts
Units
Cdn$500,000,000

Avalon Rare Metals Inc. (“Avalon” or the “Corporation”) may offer and issue from time to time, common shares (the “Common Shares”), common share purchase warrants (the “Warrants”), subscription receipts (the “Subscription Receipts”) or units (the “Units”) (all of the foregoing, collectively, the “Securities”) or any combination thereof up to an aggregate initial offering price of Cdn$500,000,000 during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments thereto, remains effective. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying shelf prospectus supplement (a “Prospectus Supplement”).

Investing in the Securities involves a high degree of risk. Investors should carefully read the “Risk Factors” section in this Prospectus.

This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States. Financial statements incorporated herein by reference have been prepared in accordance with Canadian generally accepted accounting principles, and may be subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in any applicable Prospectus Supplement. Prospective investors should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities.

The enforcement by investors of civil liabilities under the federal securities laws may be affected adversely by the fact that the Corporation is governed by the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the underwriters or experts named in the registration statement are residents of a foreign country, and that a substantial portion of the assets of the Corporation and said persons are located outside the United States.

Neither the United States Securities and Exchange Commission, nor any state securities regulator, has approved or disapproved the Securities offered hereby or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price, the dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Warrants, the designation, the number and terms of the Common Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, the dates and periods of exercise, the currency in which the Warrants are issued and any other terms specific to the Warrants being offered; (iii) in the case of Subscription Receipts, the designation, number and terms of the Common Shares or Warrants receivable upon satisfaction of certain release conditions, any procedures that will result in the adjustment of those numbers, any additional payments to be made to holders of Subscription Receipts upon satisfaction of the release conditions, the terms of the release conditions, terms governing the escrow of all or a portion of the gross proceeds from the sale of the Subscription Receipts, terms for the refund of all or a portion of the purchase price for the Subscription Receipts in the event the release conditions are not met and any other specific terms; and (iv) in the case of Units, the designation, the number and terms of the Common Shares or Warrants purchasable upon exercise of or comprising the Units and any other terms specific to the Units being offered. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to such Securities will be included in the Prospectus Supplement describing such Securities.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

This Prospectus constitutes a public offering of these Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such Securities. The Corporation may offer and sell Securities to, or through, underwriters or dealers and may also offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered pursuant to this Prospectus will set forth the names of any underwriters, dealers or agents involved in the offering and sale of such Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to the Corporation and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution.

The outstanding Common Shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “AVL” and on the American Stock Exchange (the “NYSE Amex”) under the symbol “AVL”. The outstanding Warrants of the Corporation also trade on the TSX under the symbol “AVL.WT”. Unless otherwise specified in the applicable Prospectus Supplement, no Securities, other than the Common Shares, will be listed on any securities exchange.

The head and registered office of the Corporation is 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5.

Investors should rely only on the information contained or incorporated by reference in this Prospectus. The Corporation has not authorized anyone to provide investors with different information. The Corporation is not making an offer of the Securities in any jurisdiction where the offer is not permitted. Investors should not assume that the information contained in this Prospectus and any Prospectus Supplement is accurate as of any date other than the date on the front of those documents.

Unless the context otherwise requires, references in this Prospectus and any Prospectus Supplement to “Avalon” or the “Corporation” include Avalon Rare Metals Inc. and each of its material subsidiaries.

i

NOTICE REGARDING PRESENTATION OF OUR MINERAL RESERVE AND RESOURCE ESTIMATES

This Prospectus has been, and any Prospectus Supplement will be, prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this Prospectus and any Prospectus Supplement have been, and will be, prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained or incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

See “The Corporation — Recent Developments — Thor Lake Project”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

This Prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Statements that are not historical fact contained in this Prospectus, including through documents incorporated by reference herein, are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Risk Factors” herein as well as those risk factors discussed or referred to in the Corporation’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces and territories of Canada, other than Québec, and available at www.sedar.com. Most of such factors are beyond Avalon’s ability to control or predict.

This Prospectus contains forward-looking statements which may not be based on historical fact. Such statements reflect the Corporation’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Corporation, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Corporation’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	the estimation or realization of mineral resources;
•	recovery rates and production costs of the rare metals;
•	the timing and amount of estimated future production;
•	requirements for additional capital;
•	future prices of rare metals and minerals;
•	market demand for rare metals and minerals;
•	the reliability of plant operations at production scale;
•	energy costs;
•	availability of required skilled labour, contractors and other human resources;
•	accidents, labour disputes and other risks of the mining industry;
•	delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities;
•	currency exchange rate fluctuations; and
•	title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation.

Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. The forward-looking statements contained herein are qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The forward-looking statements contained herein is presented for the purpose of assisting investors in understanding the Corporation’s expected financial and operating performance and the Corporation’s plans and objectives in making an investment decision and may not be appropriate for other purposes.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this Prospectus and any Prospectus Supplement are reported in Canadian dollars. Unless otherwise indicated, all financial information included and incorporated by reference in this Prospectus and any Prospectus Supplement is determined using Canadian generally accepted accounting principles, referred to as “Canadian GAAP”. Canadian GAAP differs from United States generally accepted accounting principles, referred to as “U.S. GAAP”. Therefore, the financial statements incorporated by reference in this Prospectus and any Prospectus Supplement may not be comparable to financial statements prepared in accordance with U.S. GAAP. A discussion of the principal differences between the Corporation’s financial results and financial condition calculated under Canadian GAAP and under U.S. GAAP is provided in the notes to the Corporation’s annual financial statements incorporated by reference into this Prospectus and any Prospectus Supplement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All monetary amounts used in this Prospectus and any Prospectus Supplement are or will be stated in Canadian dollars, unless otherwise indicated. On May 3, 2011, the noon spot rate for Canadian dollars in terms of the United States dollar, as reported by the Bank of Canada, was US$1.00=Cdn$0.9490 or Cdn$1.00=US$1.0537.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and with the SEC in the United States.  Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at 130 Adelaide Street West, Suite 1901, Toronto, Ontario M5H 3P5, telephone (416) 364-4938, and are also available electronically at www.sedar.com and at www.sec.gov. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and on the Electronic Data Gathering, Analysis, and Retrieval System (“EDGAR”) are not incorporated by reference in this Prospectus except as specifically set out herein.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces and territories of Canada, other than Québec, and the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the amended annual information form (the “Annual Information Form”) of the Corporation dated November 22, 2010 for the year ended August 31, 2010, excluding the section entitled “Principal Properties and Assets — Thor Lake Rare Metals Property” on pages 8 through 32 of the Annual Information Form, which is superseded by the disclosure contained herein under the heading “The Corporation — Recent Developments — Thor Lake Project”;
(b)	the audited balance sheets of the Corporation as at August 31, 2010, 2009 and 2008 and the statements of operations and deficit, cash flows and comprehensive loss for each of the three years then ended, together with the auditors’ report thereon and the notes thereto and U.S. GAAP reconciliation;
(c)	amended management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended August 31, 2010;
(d)	the unaudited interim balance sheets of the Corporation as at February 28, 2011 and the statements of operations and deficit, cash flows and comprehensive loss for the three months and six months ended February 28, 2011, together with the notes thereto;

(e)	the management’s discussion and analysis of results of operations and financial condition of the Corporation for the three months and six months ended February 28, 2011;
(f)	the management information circular of the Corporation dated December 20, 2010 prepared in connection with the annual and special meeting of shareholders of the Corporation held on January 27, 2011;
(g)	the material change report of the Corporation dated October 4, 2010 in respect of the closing of the Corporation’s short form prospectus offering pursuant to which the Corporation issued 9,240,000 units at a price of $3.25 per unit to raise aggregate gross proceeds of $30,030,000;
(h)	the material change report of the Corporation dated October 7, 2010 in respect of the Corporation raising $9,618,762 from the exercise of eligible share purchase warrants and broker warrants issued as part of the financing completed in September 2009;
(i)	the material change report of the Corporation dated December 23, 2010 in respect of the posting for trading of the Common Shares of the Corporation on NYSE Amex effective December 22, 2010; and
(j)	the material change report of the Corporation dated February 7, 2011 in respect of an increase in Indicated Resources in the Nechalacho Rare Earth Elements Deposit, Northwest Territories (“NWT”).

Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the securities commissions or similar regulatory authorities in Canada after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus. In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F filed with the SEC, such document shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, Avalon may incorporate by reference into the registration statement of which this Prospectus forms a part, information from documents that Avalon files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) to the extent that such documents expressly so state.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information relating to the Securities, will be delivered to prospective purchasers of such Securities together with this Prospectus and will be deemed to be incorporated into this Prospectus as of the date of such Prospectus Supplement only for the purpose of the offering of the Securities covered by that Prospectus Supplement.

Upon a new annual information form and the related annual financial statements being filed by the Corporation with, and, where required, accepted by, the applicable securities commissions or similar regulatory authorities during the currency of this Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements (including management’s discussion and analysis of financial condition and results of operations in the quarterly reports for such periods), material change reports and management information circulars filed prior to the commencement of the Corporation’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated into this Prospectus for purposes of further offers and sales of Securities hereunder.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents referred to in “Documents Incorporated by Reference”; the consents of auditors, counsel and engineers; and powers of attorney of the directors and officers of the Corporation. A copy of the form of warrant indenture or subscription receipt agreement, as applicable, will be filed by post-effective amendment or by incorporation by reference to documents filed or furnished with the SEC under the U.S. Exchange Act.

AVAILABLE INFORMATION

The Corporation has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), with respect to the Securities. This Prospectus, which constitutes a part of the registration statement, does not contain all of the information that will be set forth in any such registration statement, certain parts of which will be omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Corporation and the Securities, reference is made to the registration statement and the exhibits thereto, which will be publicly available as described below.

The Corporation files reports and other information with the Canadian Securities Authorities. These reports and information are available to the public free of charge from SEDAR at www.sedar.com.

The Corporation is subject to the informational requirements of the U.S. Exchange Act, and in accordance therewith files reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the United States and Canadian securities regulators, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. The Corporation is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Corporation is not required to publish financial statements as promptly as United States companies. Reports and other information filed by the Corporation may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can also be obtained at prescribed rates from such facilities. Prospective investors may call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities and may read and download some of the documents the Corporation has filed with the SEC on the SEC’s website at www.sec.gov.

ENFORCEABILITY OF CERTAIN CIVIL LIABILITIES

The Corporation is governed by the laws of Canada and its principal place of business is in Canada. Most or all of the directors and officers of the Corporation are resident outside of the United States and a substantial portion of its assets and the assets of such persons are located outside the United States. Consequently, it may be difficult for United States investors to effect service of process within the United States on the Corporation or its directors or officers, or to realize in the United States on judgments of courts of the United States predicated on civil liabilities under the U.S. Securities Act. Investors should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against the Corporation or such persons predicated on the civil liability provisions of the United States federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against the Corporation or such persons predicated on the United States federal securities or any such state securities or “blue sky” laws. The Corporation has been advised by its Canadian counsel, Cassels Brock & Blackwell LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Cassels Brock & Blackwell

LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

The Corporation filed with the SEC, concurrently with its registration statement on Form F-10 of which this prospectus is a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed DL Services, Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning the offering of Securities under this Prospectus.

THE CORPORATION

Overview

Avalon is a mineral exploration and development company with a primary focus on rare metals and minerals with high technology and environmentally beneficial applications. Avalon currently holds a portfolio of five such projects. Four of these active projects (Thor Lake, Separation Rapids, East Kemptville and Warren Township) are at an advanced stage with identified mineral resources that are potentially economic, provided that sales contracts with customers can be secured and project financing arranged.

The Corporation’s focus has been on rare metals such as lithium, tantalum, cesium, indium, rare earth elements (“REE”) such as neodymium, terbium and dysprosium, and rare minerals such as calcium feldspar which are all in growing demand in new technologies related to energy efficiency and a cleaner environment. The Corporation seeks to build shareholder value by becoming a diversified producer of rare metals and minerals and expanding the markets for its mineral products. The Corporation has no material subsidiaries.

REEs are commonly divided into two groups based on relative abundance in a typical deposit: the relatively abundant Light Rare Earth Elements (“LREE”) comprising of lanthanum, cerium, praesodymium, neodymium and samarium, and the relatively scarce Heavy Rare Earth Elements (“HREE”) comprising of yttrium, europium, gadolinium, terbium, dysprosium, holmium, erbium, thulium, ytterbium and lutetium.

Recent Developments

Continuance

Effective February 9, 2011, the Corporation continued under the Canada Business Corporations Act, and adopted a new By-Law No. 1 generally relating to the affairs of the Corporation. A copy of the Certificate of Continuance and the new By-Law No. 1 are available electronically at www.sedar.com.

Thor Lake Project

Subsequent to the date of the Annual Information Form, the Corporation filed an updated “NI 43-101” technical report entitled “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” (the “Technical Report”) dated March 13, 2011, prepared by Finley Bakker, P. Geol., Senior Resource Geologist, Brian Delaney, P. Eng., Senior Project Manager, William Mercer, P. Geol., Vice President, Exploration, and Dezhi Qi, P. Eng., Process Engineer, each of Avalon, which is available for review electronically at www.sedar.com.

The following sections provide a summary of the Technical Report and various updates in connection with the ongoing work that is being conducted by the Corporation on the Thor Lake Rare Metals Property (“Thor Lake Property” or “Thor Lake Project”). The following is a summary only and reference should be made to the full text of the Technical Report for a full description. See “Interest of Experts”.

Property Description and Location

The Nechalacho Rare Metals Deposit (“Nechalacho Deposit”) is located on the Thor Lake Property, in Canada’s NWT 100 kilometres southeast of the capital city of Yellowknife and five kilometres north of the Hearne Channel on the East Arm of Great Slave Lake. The property is within the Mackenzie Mining District of the NWT and Thor Lake is shown on National Topographic System map sheet 85I/02 at approximately 62°06’30”N and 112°35’30”W (6,886,500N, 417,000E — NAD83).

The Thor Lake Property consists of five contiguous mining leases (totalling 4,249 hectares (“ha”) or 10,449 acres) and three claims (totalling 1,869 ha, or 4,597 acres) (“Mining Leases”). The Mining Leases have a 21-year life and each lease is renewable in 21-year increments. Annual payments of $2.47 per hectare ($1.00 per acre) are required to keep the leases in good standing. Avalon owns 100% of all of the leases subject to various legal agreements described below.

Two underlying royalty agreements exist on the Thor Lake Property: the Murphy Royalty Agreement and the Calabras/Lutoda Royalty Agreement. The Murphy Royalty Agreement, signed in 1977, entitles J. Daniel Murphy to a 2.5% Net Smelter Return (“NSR”) payments. The Murphy Royalty Agreement applies to the mining leases and has a provision for the Company to buy out the royalty at the principal amount of $150,000 compounded annually at the average Canadian prime rate from May 2, 1982 to the buyback date (as at May 4, 2011, this amounts to approximately $1.2 million). The Calabras/Lutoda Royalty Agreement, signed in 1997, entitles Calabras (Canada) Ltd. to a 2% NSR and Lutoda Holding Ltd. to a 1% NSR. The Calabras/Lutoda Royalty Agreement applies to the entire Thor Lake Property.

Permit Status and Environmental Issues

The property is situated in an area known as the Akaitcho Territory, an area which is subject to a comprehensive land claim negotiation involving four communities of the Dene Nation which are located in proximity to the Thor Lake Property. Avalon has been actively consulting with these communities to accommodate their interests and has entered into a preliminary “negotiation statement” (commonly referred to as a memorandum of understanding) with three of them. Avalon also understands that other local Aboriginal groups and local communities may need to be accommodated and continues to seek to constructively engage them.

Under the Mackenzie Valley Land and Water Resources Act and Regulations, the Mackenzie Valley Land and Water Board (“MVLWB”) administers land use permits. The Mackenzie Valley Resource Management Act (“MVRMA”) allows local and particularly aboriginal input into land and water use permitting. The MVRMA establishes a three-part environmental assessment process:

•	Preliminary screening (MVLWB);
•	Environmental assessment (MVEIRB, as defined below); and
•	Environmental impact review (MVEIRB, if necessary).

Avalon has now entered the environmental assessment process and completed initial scoping meetings with communities, as part of the process towards granting of permits required for production. As of the date of the Technical Report, the Terms of Reference for the project have been issued and the Developers Assessment Report is in preparation. All public information with regards to the process is accessible on the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) website.

Subsequent to the acquisition of the property, and completion of community engagement meetings, Avalon applied to the MVLWB for an exploration permit. A two year permit was granted effective July 2007. It was under this permit that the drilling programs in 2007 to the present were conducted. The permit was renewed in July 2009 for a further two years and an amendment granted including the operation of two diamond drills. In March 2011, Avalon applied for a renewal to the existing exploration land use permit and is currently providing additional supplemental information to begin the prescreening process. The renewal process is expected to be completed prior to the expiration of the existing exploration land use permit.

Past exploration on the Thor Lake Property, largely conducted in the 1980’s on a separate deposit known as the T-Zone, included underground bulk sampling, drilling and trenching. Accordingly, there is little surface disturbance from exploration activities. Apart from a trailer camp, miscellaneous buildings, a 60,000 gallon six tank farm, a tent camp and a core storage area located on the property, on Avalon’s acquisition of the property, there were no other environmental liabilities left by past exploration activities.

Avalon has undertaken to reclaim and rehabilitate the sites from previous work undertaken by previous operators at the T Zone. The diesel fuel remaining in the tank farm has been consumed during Avalon’s recent exploration activities. Avalon is now investigating ways to safely remove the tanks from the property or examining the possibility of re-purposing the tanks for future activities. The trailer camp has been rehabilitated with three trailers taken to Yellowknife by barge and ice road to be scrapped and three trailers re-purposed for the present activities at site. The Corporation has also undertaken extensive general cleanup of material left from previous exploration utilizing First Nations labour. Access to the underground workings has been barricaded and the mine workings allowed to flood. Warning fencing has also been installed around the ramp entrance. Rock dumps, with the exception of some highly mineralized material, have been reclaimed and utilized for construction of a 300 metre (“m”) airstrip west of Thor Lake.

Accessibility, Climate, Local Resources, Existing Infrastructure and Physiography

The Thor Lake site is characterized by low relief, between 230m and 255m above sea level and relatively subdued topography. The area is a typical boreal forest of the Canadian Shield and is primarily covered by open growths of stunted spruce, birch, poplar and jack pine which mantle isolated, glaciated rocky outcrop. Approximately one third of the property is occupied by lakes and swamps; the largest lake is Thor Lake at 238m above mean sea level and with a surface area of approximately 136ha. Thor Lake is generally shallow with typical depths of the order of 3 to 4m.

Yellowknife (population 20,000) and Hay River (population 3,500) are two key transportation hubs in the NWT with good supporting infrastructure and are located in close proximity to the Thor Lake site.

Yellowknife uses diesel and hydro power to generate electricity and at the present time this is the closest source of power. A hydroelectric generating facility is located on the Taltson River approximately 300 kilometres (“km”) to the southeast of Yellowknife, near the town of Fort Smith. The Taltson hydroelectric facility currently has 5 – 6 megawatt (“MW”) of unused power that could be utilized by Avalon for a hydrometallurgical plant. It is assumed that the Thor Lake site will be required to use diesel generation as the dominant source of electrical power, provided by an 8.4MW capacity diesel power generating station. The diesel plant design is based upon having two spare units at any given time.

Water is available at Thor Lake site from any one of the surrounding lakes. When mining commences, water tanks will be built to act as storage and as a reserve for fire protection at both sites. All water lines exposed to the elements will be insulated and heat traced.

Access will be limited to year-round aircraft, and summer barges. Winter ice roads on Great Slave Lake are also feasible, but are not included as integral to the preliminary feasibility study previously conducted on the project. A temporary barge dock and a materials storage area will be constructed on the shore of Great Slave Lake. A camp, offices, shops, yards, diesel tank farm, propane storage facility, and access roads to the tailings management facility and the barge dock on Great Slave Lake will be developed.

The proposed location of the hydrometallurgical facilities is at Pine Point, which is located 90 km east of Hay River in the NWT. This proposed site is accessible by all-weather roads and highways. A temporary barge dock and yard at the shore of Great Slave Lake will be developed for the movement of concentrate and supplies. Offices, shops, yards, and access roads to the tailings management facility and the temporary barge dock on Great Slave Lake will be developed. Power will be obtained from the southern NWT power grid, with hydroelectricity obtained from the Taltson Dam hydroelectric facility. The use of diesel generators to supplement the grid power is planned for times when hydroelectric power availability is limited.

History

The Thor Lake site area was first mapped by J.F. Henderson and A.W. Joliffe of the Geological Survey of Canada (“GSC”) in 1937 and 1938. The first staking activity at Thor Lake dates from July 1970 when Odin 1 – 4 claims were staked by K.D. Hannigan for uranium. Shortly after, the Odin claims were optioned to Giant Yellowknife Mines Ltd. and subsequently, in 1970, were acquired by Bluemount Minerals Ltd.

In 1971, the GSC outlined a radiometric anomaly over the Thor Lake area (GSC Open File Report 124). A. Davidson of the GSC initiated mapping of the Blatchford Lake Intrusive Complex. It has subsequently become clear that this radiometric anomaly is largely due to elevated thorium levels in the T-Zone within the Thor Lake site.

In 1976, Highwood Resources Ltd. (“Highwood”) discovered niobium and tantalum on the Thor Lake Property. From 1976 to 1979, exploration programs included drilling, geological mapping, sampling and trenching on the Lake, Fluorite, R-, S- and T-zones. This work resulted in the discovery of significant concentrations of niobium, tantalum, yttrium and REEs. Recognizing a large potential resource at Thor Lake, Placer Development Ltd. (“Placer”) optioned the property from Highwood in March 1980 to further investigate the tantalum and related mineralization. The exploration included drilling twenty one holes in 1980 – 1981. Preliminary metallurgical scoping work was also conducted, but Placer relinquished its option in April, 1982.

From 1983 to 1985, the majority of the work on the property was concentrated on the T-Zone beryllium deposit. This included geochemical surveys, berylometer surveys, surface mapping, significant drilling, surface and underground bulk sampling, metallurgical testing and a detailed evaluation of the property by Unocal Canada. However, seven holes were also drilled in the Lake Zone (Nechalacho Deposit) to test for high grade tantalum-niobium mineralization. In August of 1986, the property was joint-ventured with Hecla Mining Company of Canada Ltd. (“Hecla”). However, in 1990, Hecla withdrew from the project. In 1990, control of Highwood passed to Conwest Exploration Company Ltd. and the Thor Lake Project remained dormant until 1996. Through subsequent ownership changes, Highwood ended up controlled by Royal Oak Mines Ltd. (“Royal Oak”).

Royal Oak’s subsequent bankruptcy in 1999 resulted in the acquisition of the control block of Highwood shares by Dynatec Corporation (“Dynatec”). In 2000, Highwood initiated metallurgical, marketing and environmental reviews by Dynatec. Through 2001 to 2004, Navigator Exploration Corp. optioned the property and conducted additional metallurgical research on the possibility of producing a tantalum concentrate from the Lake Zone deposit, but dropped the property when tantalum prices declined. Meanwhile, Beta Minerals Inc. (“Beta”) acquired Highwood’s interest in the property in November, 2002 under a plan of arrangement with Dynatec. No work was conducted by Beta and in May of 2005 Avalon purchased from Beta a 100% interest and full title to the Thor Lake Property, subject to underlying royalty interests.

In 2005, Avalon conducted extensive re-sampling of archived Lake Zone drill core to further assess the yttrium and HREE resources on the property. In 2006, Wardrop Engineering Inc. (“Wardrop”) was retained to conduct a preliminary economic evaluation of the Thor Lake deposits (“Preliminary Economic Assessment on the Thor Lake Rare Metals Project, NT” Wardrop Document No. 0551530201-REP-R0001-03) (“PEA”). In 2007 and 2008 Avalon commenced further drilling of the Lake Zone. This led to a further technical report on the property (“Thor Lake — Lake Zone Mineral Resource Update, March 2009, Wardrop Document No. 0851530201-REP-R0002-01). In 2010, Scott Wilson RPA completed a preliminary feasibility Study (“PFS”) on the Thor Lake Project (Scott Wilson RPA, 2010, “Technical Report on the Thor Lake Project, Northwest Territories, Canada”).

Exploration

The Thor Lake Property has been periodically explored for several different metals over a period of 30 years. Exploration focus has shifted as new discoveries, such as beryllium, were made, or in response to new demand or price increases for rare elements such as tantalum, yttrium and HREE.

Since acquiring the property in 2005, Avalon has sampled archived drill cores from the Nechalacho Deposit to extend the area of known yttrium and REE. This led to the completion of the PEA report by Wardrop in 2007. This PEA report included a resource estimate and recommended further work including diamond drilling.

Starting in August 2007, Avalon has conducted continuous drill campaigns on the Nechalacho deposit, except to stop for freeze-up and break-up periods. As at March 31, 2011, Avalon had completed 67,305 metres of drilling in 300 holes. An airborne magnetic survey was completed in winter 2009 to aid in mapping the local geology and structure.

In addition to drilling and geophysics, Avalon has supported four M.Sc. research theses (two from McGill University and two from the University of Bern in Switzerland) and two Ph.D. theses (McGill University and University of Windsor). This research has aided in understanding the regional and local geology, and detailed mineralogy of the Nechalacho Deposit. In addition, the Corporation has supplied logistical support to a regional Ph.D. thesis (Carlton University) on the whole Blachford Lake Intrusive Complex.

Geological Setting

The various mineral deposits at Thor Lake occur within the Aphebian age Blatchford Lake Complex (“BLC”), which includes Archean Yellowknife Supergroup metasedimentary rocks of the southern Slave geologic province. The BLC has an alkaline character and intrusive phases vary successively from early pyroxenite and gabbro through to leuco-ferrodiorite, quartz syenite and granite, to peralkaline granite and a late syenite. There appears to be successive intrusive centres with an earlier western centre truncated by a larger centre that consists of the Grace Lake Granite and the Thor Lake Syenite. Nepheline syenite underlies the Thor Lake Syenite on the Nechalacho Deposit. This unit was recognized in drilling by Avalon during 2007 to 2010. Outcrops of the nepheline syenite within the area of the Nechalacho Deposit display strong hydrothermal alteration and consequently the unit was not originally mapped as distinct from the Thor Lake syenite.

The BLC has been subdivided by Davidson into six texturally and compositionally distinct plutonic units known as the Caribou Lake Gabbro, the Whiteman Lake Quartz Syenite, the Hearne Channel Granite, the Mad Lake Granite, the Grace Lake Granite and the Thor Lake Syenite. Based on exposed cross-cutting relationships of dykes and the main contacts, a sequence of five intrusive events was recognized. The rocks of the last intrusive event, being compositionally and spatially distinct, have been subdivided into the Grace Lake Granite and the Thor Lake Syenite. Although these two units are defined as separate entities there are no known cross-cutting relationships and they are in fact believed by Avalon’s geologists to be time-equivalent. It is now believed that the only real differences between the Thor Lake Syenite and Grace Lake Granite are their varying quartz contents and the degree of silica saturation. In fact, the two sub-units likely reflect a single early intrusive magma pulse which preceded a second related pulse of nepheline sodalite-bearing peralkaline magma. Until 2010, the hydrothermally altered apical portion of this nepheline syenite was believed to be exposed only under and between Thor and Long Lakes. Previously it was described as altered Thor Lake Syenite. Now the nepheline syenite unit has been encountered in drilling north of Thor Lake, and under Cressy Lake, thus establishing that it is more extensive than originally believed. Drilling of the Nechalacho Deposit has also shown that the same nepheline-sodalite peralkaline syenite that underlies the Thor Lake Syenite is, in fact, a distinct intrusion. The nepheline syenite is now informally referred to as the “Nechalacho syenite”.

Most of the Thor Lake Property is underlain by the Thor Lake Syenite and Nechalacho syenite within the central part of the Grace Lake Granite. The T-Zone deposits cross-cut both rock types whereas the Nechalacho Deposit is confined to the underlying Nechalacho nepheline syenite.

The nepheline-sodalite syenite hosting the Nechalacho Deposit, now referred to as the Nechalacho nepheline sodalite syenite, has the following key distinctive features which contrast it to the Thor Lake Syenite and Grace Lake Granite:

•	It has a distinct chemical composition with under-saturation in quartz as shown by the presence of nepheline and sodalite as primary rock-forming minerals.
•	It displays cumulate layering (sub-horizontal geometry).
•	It contains agpaitic zircon-silicates (including eudialyte).
•	It is the host to the Nechalacho zirconium-niobium-tantalum-rare earth element mineralization.

Two ages of younger intrusive diabase dyke swarms are present; known as the Mackenzie and the Hearne. Although there are Mackenzie dykes in the general vicinity of Thor Lake none are known to cut the Nechalacho deposit. The Hearne dykes are dated at 1.902 billion years and trend ENE, locally cutting the Nechalacho Deposit. At present, the dykes are not well constrained as drill intercepts are infrequent, due to the near vertical nature of the dykes and the mainly vertical drilling. However, in a few cases, vertical drilling has gone down the interior of dykes, and also where there are multiple intercepts, the steep nature of the dykes is clear. At present, there is no evidence that the Hearne dykes are emplaced in fault structures that have experienced significant displacement. However, this possibility should not be ignored during the exploration program.

Structure and Tectonics

It is interpreted that the Nechalacho Deposit is a relatively undeformed mineral deposit where most of the features observed were generated by magmatic and hydrothermal processes. In the least altered portions of the deposit, delicate primary textures are well preserved and no penetrative tectonic or metamorphic fabric is observed. The lithologic sub-units in the Nechalacho syenite (including the mineralization) display a sub-horizontal layering that can be traced laterally for hundreds of metres with some local disruptions to continuity of up to 40m. It is uncertain if these disruptions are related to primary magmatic processes or later tectonic processes such as faulting.

Local Geological Setting

The mineralization in the Nechalacho Deposit occurs as sub-horizontal layers of ore minerals with varying thicknesses. The variation in level of specific zones of mineralization at the Nechalacho Deposit is not well defined due to the drill spacing relative to the dimensions of the features. The Basal Zone, which is relatively continuous, can be traced over hundreds of metres close to one topographic level, and then may change gradually or abruptly to another level, some tens of metres higher or lower. The Basal Zone, overall, appears to form an irregular, dome-like structure some 1.5km to 2km across, with areas of shallower Basal Zone towards the centre and deeper Basal Zone towards the margins.

The broader Upper Zone is a zone of relative enrichment in zircon and rare earth and rare metal niobium and tantalum (“Nb” and “Ta” respectively) elements within a wider alteration and mineralization package. It generally has a lower proportion of heavy rare earth elements when compared to the Basal Zone. The sub-zones of mineralization within the Upper Zone cannot be easily correlated from drill hole to drill hole, especially over distances of more than perhaps 100m, and so are apparently less continuous than the Basal Zone.

Variations in elevation of the mineralized zones are probably due to one or more of at least three possible features:

•	Displacement along brittle fault structures.
•	Primary undulations of crystal layers due to slumping or turbidity currents within the magma chamber at the time of crystallization.
•	Lens-like features as observed in other similar deposits with more rock exposure (such as observed at Illimausaq, Greenland).

The elevation of the Basal Zone may be due to one or both of the first two features listed above. The third type of feature — lenses — is very likely the explanation for the discontinuous nature of the Upper Zones at Nechalacho compared to the Basal Zone. At the moment, the implications for mining are that the Basal Zone is relatively flat over distances on the order of hundreds of metres, but may change elevation either abruptly or gently up to maximum of about 40m vertically; the Upper Zones are less continuous and may be followed up to perhaps 100 – 200m horizontally and then terminate, bifurcate or merge with an adjacent lens; and that dykes are not present in the area containing the bulk of the indicated resources.

As the definition of the Nechalacho Deposit continues, there will be specific areas where more closely-spaced drill holes will be required to resolve apparent local structural discontinuities.

Mineralization

Mineralization in the Nechalacho Deposit includes LREE found principally in allanite, monazite, bastnaesite and synchysite; yttrium, HREE and tantalum found in fergusonite; niobium in ferro-columbite; HREE and zirconium in zircon; and gallium in biotite, chlorite and feldspar. This mineralogy has been studied and confirmed by SGS Minerals Services, XPS Process Services and McGill University utilizing optical microscopes, scanning electron microprobe analysis and Qemscan® equipment.

Table of Minerals and Compositions

The abundance of the rare earth bearing minerals as a proportion of the rock is summarized below, with the mineralogy of the concentrates included for comparison purposes.

Average Percent of Ore Minerals

Average Percent of Ore Minerals	All Rock	Upper Zone	Basal Zone	Concentrate
Zircon	65.3%	62.8%	66.2%	63.0%
Fergusonite	3.7%	2.6%	4.3%	5.4%
Bastnaesite	3.8%	4.0%	3.4%	0.7%
Synchysite	4.1%	4.4%	3.8%	1.5%
Monazite	6.4%	9.4%	5.2%	5.5%
Allanite	12.3%	12.0%	13.3%	19.6%
Other REE	0.1%	0.1%	0.0%	0.1%
Columbite	4.3%	4.5%	3.8%	4.1%
Total	100%	100%	100%	100%

Percent of Rock or Concentrate

	% of Rock Samples							% of Concentrate
	11806- 001	11806- 002	11806- 006	11806- 006UZ	XPS- UZ-Feed	11806- 006BZ	XPS- BZ-Feed	11806- 003	11806- 005
Zircon	11.00	13.10	3.79	4.36	7.07	9.35	6.93	35.69	31.25
Fergusonite	0.60	0.70	0.19	0.18	0.30	0.58	0.58	3.05	2.65
Bastnaesite	0.40	0.20	0.26	0.38	0.30	0.51	0.68	0.38	0.40
Synchysite	0.90	0.40	0.28	0.42	0.33	0.32	0.61	0.78	0.82
Monazite	1.50	1.10	0.31	0.59	1.15	0.41	0.40	2.87	2.99
Allanite	3.60	3.70	0.52	0.79	1.42	1.25	0.60	11.03	9.77
Other REE	0.00	0.00	0.01	0.02	0.00	0.02	0.00	0.06	0.06
Columbite	0.90	0.90	0.31	0.40	0.38	0.56	0.20	2.16	2.19
Total	18.90	20.10	5.67	7.14	10.95	13.00	10.00	56.02	50.13

Notes:

•	11806-001: Average of 30 drill core 2 m samples largely from Basal Zone
•	11806-002: Metallurgical head test sample
•	11806-003: Flotation concentrate
•	11806-005: Flotation concentrate, locked cycle tests
•	11806-006: Selected samples at 20 m down three drill holes through mineralization
•	11806-006UZ: Selected samples at 20 m down drill hole through mineralization, selected UZ samples, 1.28% total rare earth oxide (“TREO”), 0.12% heavy rare earth oxide (“HREO”)
•	11806-006BZ: Selected samples at 20 m down drill hole through mineralization, selected BZ samples, 2.11% TREO, 0.50% HREO
•	XPS-UZ-Feed: Upper Zone sample processed by XPS Minerals Services
•	XPS-BZ-Feed: Basal Zone sample processed by XPS Minerals Services; 1.57% TREO, 0.33% HREO

The total content of ore minerals in the rock ranges from 5.7% to 20%. If samples considered un-mineralized (some of study 11806-006) are excluded, then the range is from 7% to 20%.

Recalculating these abundances as a percent of the ore minerals is shown in the table below.

Percent of Ore Minerals

	% of Ore Minerals in Rock							% of Ore Minerals in Concentrate
	11806- 001	11806- 002	11806- 006	11806- 006UZ	XPS- UZ-Feed	11806- 006BZ	XPS- BZ-Feed	11806- 003	11806- 005
Zircon	58.2%	65.2%	66.8%	61.1%	64.6%	71.9%	69.3%	63.7%	62.3%
Fergusonite	3.2%	3.5%	3.4%	2.5%	2.7%	4.5%	5.8%	5.4%	5.3%
Bastnaesite	2.1%	1.0%	4.6%	5.3%	2.7%	3.9%	6.8%	0.7%	0.8%
Synchysite	4.8%	2.0%	4.9%	5.9%	3.0%	2.5%	6.1%	1.4%	1.6%
Monazite	7.9%	5.5%	5.5%	8.3%	10.5%	3.2%	4.0%	5.1%	6.0%
Allanite	19.0%	18.4%	9.2%	11.1%	13.0%	9.6%	6.0%	19.7%	19.5%
Other REE	0.0%	0.0%	0.2%	0.3%	0.0%	0.2%	0.0%	0.1%	0.1%
Columbite	4.8%	4.5%	5.5%	5.6%	3.5%	4.3%	2.0%	3.9%	4.4%
Total	100%	100%	100%	100%	100%	100%	100%	100%	100%

A summary of the results given above shows that the Upper and Basal Zone mineralization both have similar distributions of minerals with the exception of the higher levels of fergusonite and zircon in the Basal Zone (which both relate to HREE). The economically interesting minerals in the Nechalacho Deposit are typically fine-grained and form intimate admixtures which have, in the past, presented metallurgical challenges.

The Nechalacho Deposit alteration system varies between 80m and 190m in vertical thickness, with the alteration typically starting at the surface. The complete alteration system is enriched to varying degrees in REE, Zr, Nb and Ta, relative to unaltered syenite, with average values over the whole alteration package of approximately 0.75% to 1.0% TREO. Within this alteration envelope, there are sub-horizontal zones of increased alteration accompanied by increased REE enrichment alternating with less enriched REE zones. Within the more intensely altered zones, the original textures and mineralogy of the host rock are obscured.

These zones of increased alteration, which vary in thickness from a few metres to tens of metres, can frequently contain TREO grades in the range of 2% and higher. The lowermost band, referred to here as the Basal Zone, contains the highest proportion of HREO. Overall, the HREO proportion of the TREO within the 80 m to 190 m thick alteration system is typically between 7% and 15%. However, within the Basal Zone this proportion can occasionally exceed 30%.

In general, the HREE relative to the LREE show a distinct vertical zonation with increasing HREE to depth. This is not always consistent in individual drill holes, but when averaged over a number of holes, the pattern becomes clear as illustrated below.

TREO, HREO, HREO/TREO Against Elevation (Z1)

This pattern of increasing HREE to depth is clearly important to the economics of any potential mine, as the HREE are more scarce and typically attract much higher prices than the LREE.

Diamond Drilling

Diamond drilling has been carried out intermittently by various operators at Thor Lake since 1977, but the historical drilling done on the Nechalacho deposit was usually shallow and did not penetrate the Basal Zone, making the results of little use for the present resource model. Further, modern quality assurance and quality control (“QA/QC”) practices were not followed and samples were only analyzed for only 4 to 6 rare elements.

Avalon commenced diamond drilling in the Nechalacho Deposit in July, 2007. Drilling was organized into seven separate drill programs:

•	July to October 2007: 13 holes totaling 2,550 m (BTW diameter)
•	January to May 2008: 45 holes totaling 8,725 m, including 11 metallurgical holes totalling 2,278 m (NQ2 diameter)
•	June to September 2008: 27 holes totaling 5,565 m (NQ2 diameter)
•	February to May, 2009: 26 holes totaling 5,474 metres (NQ2 diameter)
•	July to October, 2009: 44 holes totaling 9,098 metres (HQ diameter)
•	January to April, 2010: 33 holes totaling 7,970 metres (HQ diameter)
•	January to April, 2010: 10 holes for 3,428 metres (HQ diameter)
•	July to October, 2010: 41 holes totaling 11,512 metres (HQ diameter)
•	July to October, 2010: 22 holes for 4,676 metres (PQ diameter)

The goal of the drilling was to continue to delineate zones of REE, Zr, Nb and Ta mineralization. The initial drilling (2007 – 2008) was completed largely at a spacing of approximately 150m by 150m. Eleven tightly-spaced inclined holes (L08-099 to L08-109) were drilled to obtain a mini-bulk sample for continued metallurgical work on REE-enriched zones. Six of the earlier holes were also re-assayed to test for the full suite of REE as was done on the recent drilling.

Starting with the February, 2009 program, the drill hole spacing was reduced to confirm continuity between holes and this resulted in Basal Zone intercepts spaced at approximately 50m centres. This spacing was determined by statistical methods used by Wardrop (2009) to be sufficient to re-classify Inferred Resources to the Indicated level of confidence. This drilling focused on the south-eastern part of the deposit where the Basal Zone is thicker and also displays both higher TREO grades and higher HREO grades. There was also an emphasis on utilizing drill setups for multiple intercepts of the Basal Zone in order to reduce drill moves, generate more structural information by intersecting the zones at an angle rather than vertically, and reduce the environmental impact with fewer drill moves.

2010 Drilling Program

The 2010 drilling program on the Nechalacho Deposit totaled 27,586m in 106 holes completed in two phases from January to April and July to October, 2010. The program accomplished the following five primary objectives:

•	Delineation of additional high grade Indicated Mineral Resources near the main area of the existing Indicated Mineral Resources.
•	Step-out drilling from previous drill holes that had exceptional total rare earth and heavy rare earth contents.
•	Testing of the lateral extent of the deposit south of Long Lake beneath un-mineralized cover rocks.
•	Drilling of long angle holes under Long Lake from the south in order to establish the presence or absence of structures such as brittle faults that may displace the ore zones or require ground control measure during mine development.
•	Condemnation and geotechnical drilling of specific site infrastructure locations including proposed tailings, airstrip and infrastructure sites.

The project operated with a 25hh-5 HQ-capable track-mounted drill rig under contract from Foraco Drilling Limited (“Foraco”). In addition, due to the increased depths of some targets and also to add the capability of ease of handling of larger PQ core, a second Foraco drill rig was added in February 2010. This rig was a Boyles 37A coring machine with 1000 metres depth capacity drilling HQ core. In July, 2010, one drill was converted from HQ to larger PQ core, in order to acquire larger volumes of drill core for a bulk sample to be used in metallurgical pilot plant work.

To satisfy the resource estimation requirements for the Basal Zone (principally variography) an intercept spacing of 50m horizontal was planned for Indicated Resources and an intercept spacing of 100m was planned for Inferred Resources. It is known that higher grades of HREO are present in deeper intercepts of the Basal Zone and consequently the drilling is concentrating on those areas that are expected to give Basal Zone intercepts at deeper levels.

Results confirmed that a second zone of significant Basal Zone mineralization with relatively high HREO values occurs at the west end of Long Lake. This area was made a priority for follow-up in 2011 as it may influence development plans for the underground ramp location.

Drilling has included two holes in each of Ring and Buck Lakes within the main proposed tailings area. In addition, one hole was drilled in Cressy Lake, which is a secondary tailings location. Other drill plans relating to condemnation drilling include:

•	Three drill holes on the proposed airstrip
•	One drill hole on the proposed infrastructure (plant, etc) site
•	Three drill holes on the proposed ramp route.

Recent drilling (Winter, 2011)

The Company’s 2011 winter drilling program began on January 17, 2011 with approximately 20,000m of drilling planned. The objectives of the current drilling program include better defining the Nechalacho Deposit, gathering geotechnical data for engineering purposes and collecting sample material for pilot plant work. As at March 31, 34 holes totalling 8,291m had been completed with 17 of these holes being large diameter PQ holes drilled primarily for bulk sample collection while an additional 10 short holes were drilled for purely geotechnical purposes. The balance were definition holes drilled mainly in the West Long Lake area. Initial assay results are not expected until May, 2011.

Sampling, Analysis and Security of Samples

The core handling procedure starts with the core being placed in standard wooden core boxes at the drill by the driller helper, with a wooden marker placed at the end of each core run marking the metres from the surface collar. At camp, the core is initially measured to determine recoveries, and marked incrementally every metre. This marking serves as a guide for magnetic susceptibility, rock quality determinations, and density measurements. The geologist then marks out major rock units and completes a written description for the entire core sequence.

All geological, geophysical and geotechnical data is entered into a custom designed MS Access database, provided and maintained by Hudgtec Consulting. This database is backed up regularly to an external hard-drive in camp and remotely backed up to an ftp site maintained by Hudgtec Consulting.

After all tests and core observations are completed, and prior to splitting, the core is photographed outdoors using a hand-held digital camera. The final task is to mark out with a china marker specific sample intervals for the length of the entire drill hole.

All sample preparation from identification of sample intervals to bagging of drill core, was completed by employees of Avalon. Subsequent preparation such as crushing, grinding and further steps, were all completed by commercial laboratories. It became standard practice since 2009 when handling HQ core to initially split the core in half, then one half in quarters, with one quarter for assay, one quarter as library core and half core retained for metallurgical purposes.

The sample interval is marked on a sample tag in a three-part sample book and a tag with the corresponding sample number is placed in the sample bag. The bag is then either stapled or zip-tied closed, and placed in a rice bag with two other samples. A sample shipment form is then completed, generally in increments of 50 rice bags, which constitutes a single shipment.

From July, 2010 on, the second rig at site was converted to larger diameter PQ core in order to obtain more metallurgical sample material. This core was initially sawn in order to acquire an assay sample of about 1.5 kg, with a second cut for a library sample of about 1.5 kg, leaving about 14 kg for metallurgical purposes. Subsequently, a test was completed of coarse crushing the whole core to 3.3 mm in 1 metre samples. Then an assay sample and library sample were split out and the remaining 3.3 mm material retained for metallurgical purposes.

Core recoveries are generally high at the Nechalacho Deposit, due to the exceptionally competent nature of the rock, with average of 97% core recovery in the mineralization. As a result, it is concluded that there is no bias in the sampling due to incomplete sample recovery. Also, there is no apparent bias in results between various core sizes suggesting that there is no issue with respect to a nugget effect on sampling. As a result, Avalon’s geologists believe that there are no drilling, sampling or recovery factors that could materially affect the accuracy or reliability of the results.

For quality control purposes, Avalon adds standards and blanks to the samples shipped for analysis and runs duplicates at a secondary laboratory. These results are monitored when assays are received and in cases of results apparently diverging from specifications, the results are discussed with the laboratory concerned and reruns requested where merited.

As Avalon runs coarse reject duplicates of every tenth sample, and monitors these for differences to the primary lab, taking action where required, it is believed that the samples from the point of sample preparation are representative and free of unacceptable biases. As noted above, core recoveries are excellent and no biases are anticipated in that case. Finally, duplicate core tests have been completed and have verified acceptable reproducibility.

On average, assay samples are two metres long except where, in the geologist’s opinion, it is advisable to follow lithological boundaries. Due to the long widths of mineralization with the Basal Zone averaging over 20 metres thick, even spaced sampling is not considered a significant factor in resource estimation.

Consequently, individual samples can vary in length when encountering lithological changes, as efforts are made not to split across well-defined lithological boundaries.

Avalon has developed six internal analytical standards since 2007 and subjected these standards to round robin analyses in numerous laboratories, and contracted an independent expert in quality control to review the results of these round robin analyses. These standards are inserted routinely. Blanks, composed of split drill core of unaltered and un-veined diabase dyke intersected in drilling beneath Thor Lake, are inserted every 40th sample.

Core is sent to the preparation laboratory with specification that all core should be crushed to 90% passing 10 mesh with a supplementary charge if necessary. In the first year, all samples were analyzed in duplicate in two independent laboratories. Subsequent to 2009, approximately every tenth pulp was sent for duplicate analysis in the secondary laboratory.

The overall conclusions of the QA/QC work completed are as follows:

•	Standard deviations of duplicate analyses on standards indicate that the precision of the laboratories is satisfactory, both for ALS Laboratory (“ALS”) and Acme Laboratory (“Acme”).
•	Duplicate analyses of standards and the duplicate reject analyses indicate that there is little systematic bias between ALS and Acme.
•	ALS Laboratory and Acme Laboratory indicate means for the four standards utilized by Avalon within 5% of the accepted values for most rare earth elements, Nb and Ta. Zr shows more deviation, with ALS MS81H and Acme Method 4A/4B being higher, as are the XRF analyses completed at ALS.
•	Although there may be systematic differences between ALS and Acme for individual rare earths, in general, the TREE and HREE indicate that this difference is about 1% for TREE and 1.5% for HREE.
•	Given the general agreement between laboratories on the mean of the standards, and the low standard deviation of duplicate analyses, Avalon considers that the standards are acceptable for QA/QC monitoring of the drill core analyses.
•	In conclusion, the drill core analyses are considered sufficiently reliable for resource estimation purposes, with the caveat that analyses for Zr require further investigation to establish the cause of the difference between the various methods.
•	However, Avalon does not consider that the variation in Zr analyses is material to the resource given the low proportion of the total value of Zr relative to all other metals (rare earths, Nb and Ta).

Avalon ensures the security of the samples during shipping to the commercial laboratory. Samples are shipped by contract air charter company from Thor Lake to Yellowknife. The large rice bags samples containing multiple samples are zip-tied for security, and are met and unloaded in Yellowknife by a representative of Avalon’s expediting company. The expediting company takes the samples to their warehouse and inventories all samples and produces a manifest which is sent electronically to Thor Lake camp for cross checking. The samples are then taken by the expeditor to the core processing lab facilities of either Acme or ALS. At this point, the laboratories take custody of the samples.

All remaining drill core is stored on site at Thor Lake. Since December 2009, Avalon has rented a storage location at Yellowknife airport, and laboratories are requested to return all pulps and rejects to Avalon.

Mineral Resource and Mineral Reserve Estimates

The technical data used for the following resource estimate, originally released January 27th, 2011, was compiled, validated and evaluated by Avalon. Bill Mercer, P.Geo. was the qualified person under NI 43-101 for this resource estimate. The January, 2011 technical data was updated to include all the new drill hole information and assays generated in the 2010 drilling program. Bill Mercer also validated this data set and Finley Bakker, P.Geo., updated the wireframe and interpolated values for the fifteen REE elements (plus Zr, Nb, Ga, Hf, Th and Ta) into the block model.

Avalon has summarized the January 27, 2011 resource estimate using a Net Metal Return per tonne cut-off value. This cut-off value is designed to include the value of the by-product rare metals along with the rare earth elements into the resource model. It was recognized by Scott Wilson RPA (July 29, 2010) that a considerable portion of the total revenue from the Nechalacho Deposit will be generated from zirconium, niobium and tantalum sales, and metallurgical recovery data is now available for these elements as well as the rare earths.

To achieve this, Avalon created an economic model using metal prices, the effects of payable percentages, flotation and hydrometallurgical recoveries, and any payable NSR Royalties. The net revenue generated by this model is termed the Net Metal Return (“NMR”). When the NMR model is applied to the 1.6% TREO cut-off grade for the Basal Zone used in the previous technical study (Wardrop, March 2009) the equivalent NMR value is approximately $500/tonne. Operating cost estimates used in the PFS average $260/tonne (which equates roughly to 0.8% TREO), and this value has been applied as a break-even base case cut-off for the resource estimate.

Included in the Resource estimate summary tables below is a TREO equivalent grade which is based on metal prices and is calculated in a similar manner as the NMR. The NI 43-101 compliant resources as currently established by Avalon from all the drilling completed up to the end of 2010, are summarized in the tables below. Note that while the Upper Zone resources are included in the resource inventory for the Nechalacho Deposit, it is only the Basal Zone resources that presently contemplated for development.

BASAL ZONE RESOURCES

INDICATED

AREA	TONNES (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
Tardiff Lake	41.55	1.61	0.34	20.61	2.99	0.41	397	2.07
West Long Lake	15.94	1.42	0.31	21.01	2.99	0.38	392	1.85
TOTAL	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01

INFERRED

AREA	TONNES (millions)	TREO %	HREO %	HREO/TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
Tardiff Lake	19.34	1.66	0.36	20.54	3.08	0.42	423	2.14
Thor Lake	79.27	1.30	0.24	18.80	2.78	0.37	338	1.71
West Long Lake	8.98	1.17	0.21	17.12	2.71	0.33	347	1.56
TOTAL	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77

UPPER ZONE RESOURCES

INDICATED

AREA	TONNES (millions)	TREO %	HREO %	HREO/ TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
Tardiff Lake	23.63	1.50	0.15	10.44	2.09	0.32	194	1.89
West Long Lake	7.02	1.40	0.13	9.63	2.14	0.27	186	1.77
TOTAL	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86

INFERRED

AREA	TONNES (millions)	TREO %	HREO %	HREO/ TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
Tardiff Lake	28.66	1.34	0.12	9.19	1.96	0.32	175	1.71
Thor Lake	81.66	1.24	0.12	9.72	2.54	0.36	206	1.65
West Long Lake	5.67	1.34	0.12	9.44	1.95	0.26	170	1.68
TOTAL	115.98	1.27	0.12	9.57	2.37	0.34	196	1.67

TOTAL COMBINED INDICATED

AREA	TONNES (millions)	TREO %	HREO %	HREO/ TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
UPPER AND BASAL	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96

TOTAL COMBINED INFERRED

UPPER AND BASAL	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb203, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3and Sm2O3.
4.	Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010 for the PFS. Most of these price assumptions are actually lower than current prices. However, no adjustment to the price assumptions was made to reflect current prices and the prices used in this updated resource estimate are the same as those used in the PFS and disclosed in the Company’s news release dated June 14, 2010.
5.	Mineral Resources are undiluted.
6.	A cut-off NMR grade of $260 was used for the base case. NMR is defined as “Net Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and separation plant processing costs and estimated profits.
7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.	TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.
10.	The two main differences to previous estimates were that 8 composites were used per block, versus 15 in the estimate released on July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.
Resource Database

The January 27, 2011 resource estimate for the Nechalacho Deposit is based upon detailed core logging, assays and geological interpretation by Avalon’s consulting geologists. In total, 291 drill holes (out of a database of 316 drill holes) were used for the estimate of which 45 are historic and 246 are Avalon diamond drill holes (drilled and sampled from 2007 to 2010). Complete REE analyses (plus Zr, Nb, Ga, and Ta) are available for six historic holes and all 246 Avalon holes. These holes and their related assays form the basis for the creation of two domains of REE mineralization: an upper LREE-enriched domain (Upper Zone) and a lower HREE enriched domain (Basal Zone). In addition a further 20 Avalon drill holes were not used in the calculation either due to the entire hole encountering diabase and being abandoned (5 holes) or due to being outside the limits of the model (15). Of the latter, a number of holes and in particular L10-309, L10-310, L10-311 encountered significant intersections of mineralization.

Resource Classification

A distance model was created by Avalon and subsequently further delineated using a manual clipping routine to regionally define three domains of contiguous or near-contiguous mineralization at a cut-off value of $260/tonne. MineSight® was used to define “ore types” based on distance to a diamond drill hole and in the case of Upper Zone mineralization whether it met a two hole minimum for “measured and indicated”. For MineSite® resource classification, Measured is defined as within 25m distance from a drill hole. However, taking a more conservative stance, Avalon geologists reclassified MineSight’s Measured resources as Indicated, pending definition of more continuous areas of Measured resources. Indicated was limited to a maximum of 60 meters to a drill hole (and more than 25 meters). All the remaining resources within the Nechalacho Deposit were classified as Inferred regardless of distance to a drill hole. The procedure is outlined in the table below.

Classification of Resources	MineSight Class	Reclassification West Long Lake	Reclassification Tardiff Lake	Reclassification Thor Lake
0 – 25m basal	Measured	Indicated	Indicated	Inferred
0 – 25m upper — 2 hole min.	Measured	Indicated	Indicated	Inferred
25 – 60m basal	Indicated	Indicated	Indicated	Inferred
25 – 60m upper — 2 hole min.	Indicated	Indicated	Indicated	Inferred
60 – 240m basal	Inferred	Inferred	Inferred	Inferred
60 – 240m upper — 2 hole min.	Inferred	Inferred	Inferred	Inferred

The Mineral Resource estimate summarized above is reported by individual rare earth oxide components in the Technical Report.

Indicated Mineral Resources (at various NMR cut-off values)

INDICATED

ZONE	NMR CUTOFF	TONNES (millions)	TREO %	HREO %	HREO/ TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv %
BASAL	$260	57.49	1.56	0.33	20.72	2.99	0.40	396	2.01
BASAL	$400	39.79	1.77	0.39	22.15	3.41	0.45	448	2.28
BASAL	$600	14.67	2.19	0.54	24.68	4.22	0.53	552	2.80
BASAL	$700	7.26	2.43	0.62	25.97	4.64	0.58	621	3.10
UPPER	$260	30.64	1.48	0.15	10.26	2.10	0.31	192	1.86
UPPER	$400	6.25	2.20	0.21	10.38	2.95	0.40	243	2.73
UPPER	$600	0.61	4.31	0.36	9.47	3.87	0.51	286	5.06
UPPER	$700	0.27	6.11	0.45	8.06	3.93	0.52	260	6.92
TOTAL	$260	88.13	1.53	0.26	17.08	2.68	0.37	325	1.96
TOTAL	$400	46.04	1.83	0.37	20.55	3.34	0.44	420	2.34
TOTAL	$600	15.28	2.27	0.53	24.07	4.21	0.53	541	2.34
TOTAL	$700	7.52	2.56	0.62	25.33	4.61	0.58	608	3.24

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3and Sm2O3.
4.	Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010 for the PFS. Most of these price assumptions are actually lower than current prices. However, no adjustment to the price assumptions was made to reflect current prices and the prices used in this updated resource estimate are the same as those used in the PFS and as disclosed in the Company’s news release dated June 14, 2010. A cut-off NMR grade of $260 was used for the base case. NMR is defined as “Net

Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and separation plant processing costs and estimated profits.
5.	An exchange rate of US$1=Cdn$1.11 was used.
6.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
7.	TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.
8.	The two main differences to previous estimates were that 8 composites were used per block, versus 15 in the estimate released on July 19th, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

Inferred Mineral Resources (at various NMR cut-off Values)

INFERRED

ZONE	NMR CUTOFF	TONNES (millions)	TREO %	HREO %	HREO/ TREO %	ZrO2%	Nb2O5%	Ta2O5 ppm	TREO Equiv
BASAL	$260	107.59	1.35	0.26	18.97	2.83	0.37	354	1.77
BASAL	$400	62.31	1.55	0.32	20.65	3.23	0.42	404	2.03
BASAL	$600	9.30	2.16	0.54	24.76	4.53	0.55	564	2.79
BASAL	$700	4.37	2.50	0.68	27.09	5.22	0.61	658	3.20
UPPER	$260	115.99	1.27	0.12	9.57	2.37	0.34	196	1.67
UPPER	$400	18.96	1.71	0.16	9.40	3.21	0.46	259	2.24
UPPER	$600	0.93	2.48	0.24	9.85	4.62	0.65	447	3.26
UPPER	$700	0.07	3.48	0.29	8.60	4.88	0.69	472	4.38
TOTAL	$260	223.57	1.31	0.19	14.10	2.59	0.36	272	1.72
TOTAL	$400	81.27	1.59	0.28	18.02	3.22	0.43	370	2.08
TOTAL	$600	10.22	2.19	0.51	23.40	4.54	0.56	553	2.83

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	HREO (Heavy Rare Earth Oxides) is the total concentration of: Y2O3, Eu2O3, Gd2O3, Tb203, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3 and Lu2O3.
3.	TREO (Total Rare Earth Oxides) is HREO plus: La2O3, Ce2O3, Pr6O11, Nd2O3and Sm2O3.
4.	Mineral Resources are estimated using price forecasts for 2014 for rare earth oxides prepared early in 2010 for the PFS. Most of these price assumptions are actually lower than current prices. However, no adjustment to the price assumptions was made to reflect current prices and the prices used in this updated resource estimate are the same as those used in the PFS and disclosed in the Company’s news release dated June 14, 2010.
5.	Mineral Resources are undiluted.
6.	A cut-off NMR grade of $260 was used for the base case. NMR is defined as “Net Metal Return” or the in situ value of all the payable rare metals in the ore net of estimated metallurgical recoveries and separation plant processing costs and estimated profits.
7.	An exchange rate of 1.11 was used.
8.	ZrO2 refers to Zirconium Oxide, Nb2O5 refers to Niobium Oxide, Ta2O5 refers to Tantalum Oxide, Ga2O3 refers to Gallium Oxide.
9.	TREO equivalent is estimated by calculating a weighted average NMR per kg for the rare earths and rare metals (Zr, Nb, Ta) in an given interval, and re-estimating the interval assuming that all the value was in rare earths only.
10.	The two main differences to previous estimates were that 8 composites were used per block, versus 15 in the estimate released on July 19, 2010 and the Basal Zone was not flattened onto the lower contact prior to block estimation. All other parameters were similar.

Mineral Reserve Estimate

A Mineral Reserve estimate for the Thor Lake Property was prepared by Scott Wilson RPA for the PFS. The Mineral Reserve assumes underground mining of the Nechalacho Deposit. The Mineral Reserves were all converted from Indicated Mineral Resources (as defined for the PFS) and no Inferred Mineral Resources were converted to Mineral Reserves. Where Inferred mineral resources are included within the stope boundaries of the mine plan the material has been treated as dilution.

	TONNES (millions)	% TREO	% HREO	% ZrO2	% Nb2O5	% Ta2O5
Probable Reserves
Basal Zone	12.01	1.70	0.38	3.16	0.41	0.041
Total Probable Reserves	12.01	1.70	0.38	3.16	0.41	0.041

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated using price forecasts for 2014 for rare earth oxides (US$21.94/kg average), zirconium oxide (US$3.76/kg), tantalum oxide (US$130/kg) and niobium oxide (US$45/kg), which are significantly above current prices.
3.	HREO grade comprises Y2O3, Eu2O3, Gd2O3, Tb2O3, Dy2O3, Ho2O3, Er2O3, Tm2O3, Yb2O3, and Lu2O3. TREO grade comprises all HREO and La2O3, Ce2O3, Nd2O3, Pr2O3, and Sm2O3.
4.	An exchange rate of Cdn$1.11/US$1 was used.
5.	Mineral Reserves are estimated using a Net Metal Return (NMR) cut-off value of $260/t.
6.	A minimum mining width of five metres was used.
7.	Totals may differ from sum or weighted sum of numbers due to rounding.

The summary below is largely from the PFS as Avalon has not completed additional engineering work on the mining process, infrastructure or economics as of the date of the Technical Report.

Mining Operations

Probable Mineral Reserves are estimated to be 12.0 million tonnes with grades of 1.70% TREO, including 0.38% HREO, 3.16% zirconium oxide, 0.41% niobium oxide, and 0.041% tantalum oxide. Mineral Reserves were estimated at a cut-off value based on a net metal value of $260 per tonne. Mineral Reserves are based on an underground mine design and stope schedule. Scott Wilson RPA noted that mineralization extends considerably beyond the designed underground mine.

The deposit is relatively flat-lying, and will be mined underground with a combination of long hole stoping and drift and fill stoping. The minimum thickness used in the development of the Mineral Reserve estimate was five metres. The production rate used in the prefeasibility study was 2,000 tonnes per day, but contemplates initiating production at 1,000 tonnes per day and ramping up to full production by year four. The dilution is estimated to be 15%. This includes low grade, waste and inferred mineral resources within the planned stope outlines. The stope schedule was developed on the basis of mining the highest grade stopes first. Further refinement of the stope schedule reflecting updated mineral resources may lead to increases in feed grades in the early years, based on the recent identification of higher grade sub-zones in the West Long Lake area, not known at the time the prefeasibility study was prepared.

Mining of the secondary stopes is dependent upon the use of a suitable backfill, assumed to be paste fill with 4% cement added as a binder. Testwork to demonstrate that a suitable paste fill can be generated from the tailings has yet to be completed.

Processing — Concentrator

Mineral processing testwork indicates that the TREO, zirconium oxide, niobium and tantalum oxide can be recovered in a flotation circuit after crushing and grinding to 80% passing minus 38 micron with recoveries of 80% of the TREO, 90% of the zirconium oxide, 69% of the niobium oxide and 63% of the tantalum oxide to a flotation concentrate. The processing circuit also includes magnetic and gravity separation stages. The design basis for the flotation process developed for the Technical Report was to recover 18% of the feed to the concentrate.

The concentrate will be stored in covered containers at Thor Lake and shipped to the hydrometallurgical processing plant, currently expected to be at Pine Point on the south side of Great Slave Lake, each summer using barges to cross the lake. Tailings from the flotation plant will be stored in a tailings management facility located north-east of the mill site.

Processing — Hydrometallurgical Plant

Hydrometallurgical process testwork for the extraction of the TREO, zirconium oxide, niobium oxide and tantalum oxide from the flotation concentrate was carried out for the Technical Report and the recoveries of 96% of the TREO, 93% of the zirconium oxide, 82% of the niobium oxide and 60% of the tantalum oxide were demonstrated in the laboratory.

The hydrometallurgical processing plant will consist of a concentrate “cracking” process, using a combination of acid baking, caustic cracking, and leaching using sulphuric acid and sodium hydroxide as the primary reagents.

The hydrometallurgical processing plant will consume a significant quantity of reagents, which will be brought to site by rail to Hay River and then by truck to the plant. A stand-alone sulphuric acid plant is included to provide acid for the process.

The products from the hydrometallurgical processing plant will be a mixed rare earth oxides concentrate, and separate zirconium oxide, niobium oxide and tantalum oxide concentrates. The products will be shipped in one tonne capacity plastic sacks on pallets (or steel drums for the tantalum oxide) and will be taken by truck to the rail head at Hay River and then by rail to markets or in the case of the mixed rare earth concentrate to a refinery for further processing and separation.

Tailings from the hydrometallurgical process will be stored in a tailings management facility located in close proximity to the hydrometallurgical plant and utilizing existing historic open pits which also acts as progressive reclamation.

Pine Point has been selected as a reasonable location within the NWT for the hydrometallurgical processing plant, due to the existing disturbance at the brown-field site, reasonable logistics for concentrate and reagent transportation, and access to infrastructure. Both Avalon’s aboriginal partners and the Government of the NWT have expressed a preference for keeping the hydrometallurgical processing plant in the north. In Scott Wilson RPA’s opinion, however, the cost of transporting the required reagents outweighs the cost of transporting the concentrate further south, and the Thor Lake Project would incur an economic disadvantage by using a northern location for the hydrometallurgical processing plant.

Update on Metallurgical Process Development

On April 5, 2011, subsequent to filing the Technical Report, Avalon disclosed a progress report on its ongoing metallurgical process development work. This work involved continued flotation pilot plant testing and hydrometallurgical process testwork at the laboratory scale. The former work was conducted at the XPS facility in Sudbury, Ontario (“XPS”) and the latter at the SGS Minerals Services laboratory in Lakefield, Ontario (“SGS”), under the supervision of J. R. Goode, P. Eng., Consulting Metallurgist and Dezhi Qi, P.Eng., Staff Process Engineer.

Rare Earth Separation Plant

Subsequent to the issuance of the Technical Report, and subsequent to the Company’s year end, Avalon received a study for the construction of a rare earth separation plant in North America. The authors of the study concluded that such a plant assuming construction at an arbitrary location in southern Ontario, with a design capacity of 25,000 tonnes per annum of TREO, would cost an estimated $346 million, with an intended level of accuracy of  +/-35%. This plant capacity is intended to handle the presently contemplated production of 10,000 t/a from Nechalacho, any future production increases by the Company and process material from other potential future producers, especially those producing chemical precipitates rich in the heavy rare earths.

Key site selection criteria include proximity to transportation infrastructure, and proximity to suppliers of the principal reagents required which include hydrochloric acid and caustic soda. The delivered cost of these reagents accounts for most of the plant’s total estimated operating cost. A number of possible sites meeting these criteria have been identified by the Company and additional sites will be considered in other parts of the world. The Corporation has proceeded with investigating a number of potential sites for this plant in North America.

Once the location for the Separation Plant is defined, the Company intends to proceed with a prefeasibility study on the economics and ultimately build separation into the overall project development plan. Avalon is now in discussions with a number of engineering companies about carrying out this study. It is expected that this contract will be awarded and work initiated shortly after the plant site is determined within the next few months.

Capital Cost Estimate

A capital cost estimate was compiled for the PFS covering all phases of the project except the separation plant. The capital estimate is $899.7 million and covers the life of the Thor Lake Project and includes: all capital costs and $39 million in recovery of capital invested in initial fills for reagents, fuel and cement and in spare parts. The scoping study on the Separation Plant estimated its capital requirements separately at $345 million.

Working capital costs related to the time between the shipment from the site and the receipt of payment for the products are not included in the capital estimate but are included in the project cash flow.

The capital costs do not include: costs to obtain permits, costs for a bankable feasibility study (“BFS”), GST/HST, corporate administration costs in Delta and Toronto, exploration activities, salvage value of assets, and severance cost for employees at the cessation of operations.

Operating Cost Estimate

The operating cost estimate for the PFS was compiled from work performed by J. R. Goode and Associates and Scott Wilson RPA. The operating costs in the expansion year were estimated as an average of the costs in the preceding and following years. The life of mine average operating cost per tonne is estimated at $266.9 (based on the three year ramp-up model) including mining, processing at site and at the hydrometallurgical plant and freight of the product to a point of sale. Operating costs, including the costs at Pine Point, when shown on a per tonne basis, are per tonne of ore milled at Thor Lake.

The operating costs do not include: any provision for inflation, any provision for changes in exchange rates, GST/HST, preproduction period expenditures, corporate administration and head office costs in Delta B.C. and Toronto Ontario, site exploration costs or separation costs, infill drilling or development for conversion of additional resources to mineral reserves.

Discounted Cash Flow Analysis

The discounted cash flow analysis developed for the PFS is based on the extraction of the Probable Mineral Reserves defined at the time in a production plan which extends to the end of year 20. An update of this economic analysis is planned for mid-2011, to account for the updated resource estimate and increased rare earth prices as discussed below.

Pre-Tax

Considering the full project on a stand-alone basis, the undiscounted pre-tax cash flow totals $2,091 million over the mine life and simple payback occurs 6.84 years after the start of production. The IRR is 14.2% and the net present value (“NPV”) is as follows:

•	$826 million at a 5% discount rate
•	$428 million at an 8% discount rate
•	$246 million at a 10% discount rate

After-tax

Considering the full project on a stand-alone basis, the undiscounted after-tax cash flow totals $1,506 million over the mine life and simple payback occurs seven and a quarter years after the start of production. The IRR is 11.8% and the NPV is as follows:

•	$540 million at a 5% discount rate
•	$236 million at an 8% discount rate
•	$97 million at a 10% discount rate

The cost per kilogram of product is US$5.93, and the net revenue per kilogram of product is US$11.91. The average annual production of saleable products is 26,000 tonnes, which rises to a maximum of 32,900 tonnes in year 16.

Markets

For the purposes of the Technical Report, Avalon’s consultants collected historical price information, supply/demand analysis, and forecasts for the future. The sources of price information include the websites of Metal-PagesTM and Asian Metal, reports by BCC Research (“BCC”) and Roskill Information Services (“Roskill”), verbal communication with Kaz Machida, a metal trader in the Japanese market and private reports to Avalon by Industrial Minerals Company of Australia Pty Ltd (“IMCOA”), authored by Dudley Kingsnorth, who also produces the rare earths market study for Roskill.

Rare Earth Supply

Rare earths are found in more than 200 minerals, of which about a third contain significant concentrations. Only a handful, however, have potential commercial interest. The most important source minerals are carbonates (bastnaesite) and the phosphates (monazite and xenotime). Apatite is also an important source of rare earths, while heavy rare earths are more commonly found in minerals in granitic and alkaline rocks and in ionic clays.

By far the most important of current sources are the Bayan Obo iron rare earth deposits near Baotou, Inner Mongolia, the bastnaesite deposits in Sichuan, China and the ionic clay deposits in southern China. China is the dominant source of all rare earth oxides, accounting for approximately 97% of world production in 2009. LREE’s are primarily produced in northern China (Inner Mongolia) and south-western China (Sichuan). The HREE’s are primarily produced in southern China (Guangdong), from ionic clays. It is most probable that effective production capacity in 2008 was approximately 125,000 tonnes contained rare earth oxide (REO).

The Chinese government has instituted new regulations affecting licensing of rare earth production and is strongly encouraging and supporting the consolidation of the industry by major state-owned companies, as further described in the Technical Report. Overall, it is anticipated that supply of rare earths from China will be constrained over the forecast horizon of 2014 to 2015, with little to no increase in available supply from China. Accordingly, increases in supply will primarily have to be met from non-Chinese sources.

Rare Earth Demand

BCC and IMCOA forecast TREO demand in 2014 to be in the range of 175,000 tonnes to 180,000 tonnes, increasing to 197,000 tonnes in 2015. This is a significant increase from the 2008 level of approximately 125,000 tonnes. Demand fell in 2009 due to the global economic downturn, however, BCC forecasts (BCC, 2009) increases of 8% to 9% per year for the period of 2009 to 2014.

By the end of the forecast period, the overall supply of rare earths is expected to exceed the demand of the individual elements due to co-production requirements, resulting in an excess of some REOs and a shortage of others, particularly two of the HREEs, dysprosium and terbium. Supply projections include provision for new, non-Chinese suppliers from a number of advanced projects. Based on anticipated REO product mix from these projects, it is likely that a supply shortfall in many of the more critical rare earths is likely to emerge by 2014, which is expected to lead to higher prices, both inside and outside China.

Rare Earth Element Pricing

BCC published a study on future pricing of rare earths in 2009. BCC is an information resource for rare earths, producing market research reports, newsletters and conferences. The forecast period of the study is through to 2014, coinciding with the planned start-up time for the Nechalacho Deposit. BCC concluded in its report that the combination of demand growth, Chinese government policy, production cost pressures and inflation over the 2010 to 2014 period would likely result in a compound average growth rate (“CAGR”) of between 20% and 30% in prices for rare earths outside China. This corresponds to an average annual price increase of 9.1%.

Scott Wilson RPA believes that a realistic pricing scenario through 2014 will conform to increases in demand for each of the rare earth oxides plus production cost inflation in China. On this basis, Scott Wilson RPA is of the opinion that a CAGR of 20% for average price is not unreasonable, with the exception of lanthanum (La) and cerium (Ce), which are projected to be in substantial market surplus. The variation in price increase for the other oxides may be anticipated to be significant, with higher than average increase for oxides such as neodymium (Nd), dysprosium (Dy) and terbium (Th) offsetting lower than average price increases for oxides in relative excess supply.

For the Technical Report, the 2009 rare earth prices were uniformly escalated by 20% per year to 2014, with the exception of lanthanum and cerium, which were not escalated. This model generated an average TREO price of $21.94 per kg.

Marketing Conclusions

Scott Wilson RPA noted that the TREO price assumptions used for outside China in the Technical Report are higher than current prices due to recent high price volatility related to the impact of severe Chinese export quota reductions. The prices are based on independent, third-party forecasts for 2014, based on supply and demand projections from 2009 to 2014. Unlike forecasts for more common exchange traded metals, which tend to decline to a long-term value below current prices, the forecasts for the rare metals (not exchange traded) produced by the Thor Lake Project end up higher than current prices. Since the Thor Lake Project was to commence production in 2014 (which is now scheduled to commence production in 2015), Scott Wilson RPA is of the opinion that these long-term price forecasts are a reasonable basis for estimation of Mineral Reserves.

Since the PFS was issued in July 2010, rare earth prices have dramatically increased by an average of 956%, well in excess of the price appreciation forecast in the PFS. Using current (April 1, 2011) prices in the PFS rare earth price model would result in a 324% increase from the US$21.94 price assumption in the PFS. Use of an updated price assumption will be considered for the update of the PFS economic analysis planned for mid-2011. The price increases outside China are partly due to the imposition of quotas and tariffs on the export of separated rare earth oxides. Recently, prices have also increased inside China evidently due to supply shortages arising there as a result of efforts by the government to consolidate the industry and make it more sustainable.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the share and loan capital of the Corporation since the date of the most recently filed unaudited financial statements of the Corporation as at and for the six months ended February 28, 2011.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of the Securities will be used for general corporate purposes, including funding ongoing operations and/or capital requirements, discretionary capital programs and potential future acquisitions. Each Prospectus Supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities.

All expenses relating to an offering of Securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the Corporation’s general funds, unless otherwise stated in the applicable Prospectus Supplement.

PLAN OF DISTRIBUTION

The Corporation may sell the Securities to or through underwriters or dealers, and also may sell Securities to one or more other purchasers directly or through agents. Each Prospectus Supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities and the proceeds to the Corporation from the sale of the Securities.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Corporation.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Corporation to indemnification by the Corporation against certain liabilities, including liabilities under the U.S. Securities Act and Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Corporation in the ordinary course of business.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

DESCRIPTION OF COMMON SHARES

The Corporation is authorized to issue an unlimited number of Common Shares without par value and 25,000,000 preferred shares without par value, of which there were 94,054,915 Common Shares and no preferred shares issued and outstanding as of May 3, 2011.

Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the board of directors of the Corporation at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro-rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

DESCRIPTION OF WARRANTS

The Corporation may issue Warrants to purchase Common Shares. This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. As of May 3, 2011, Avalon had outstanding 68,850 Warrants with an exercise price of $3.00 expiring September 17, 2011 and 4,523,830 warrants with an exercise price of $3.60 expiring September 30, 2011.

Warrants may be offered separately or together with other Securities, as the case may be. Each series of Warrants will be issued under a separate Warrant indenture to be entered into between the Corporation and one or more banks or trust companies acting as Warrant agent. The applicable Prospectus Supplement will include details of the Warrant indentures covering the Warrants being offered. The Warrant agent will act solely as the agent of the Corporation and will not assume a relationship of agency with any holders of Warrant certificates or beneficial owners of Warrants. The following sets forth certain general terms and provisions of the Warrants offered under this Prospectus. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

Notwithstanding the foregoing, the Corporation will not offer Warrants for sale separately to any member of the public in Canada unless the offering of such Warrants is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the Prospectus Supplement containing the specific terms of the Warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the Warrants will be offered for sale.

The particular terms of each issue of Warrants will be described in the related Prospectus Supplement. This description will include, where applicable:

•	the designation and aggregate number of Warrants;
•	the price at which the Warrants will be offered;
•	the currency or currencies in which the Warrants will be offered;
•	the designation, number and terms of the Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;
•	the date on which the right to exercise the Warrants will commence and the date on which the right will expire;
•	the exercise price of the Warrants;
•	the designation, number and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;
•	If the Warrants are issued as a Unit with another Security, the date or dates, if any, on or after which the Warrants and the related Securities will be transferable separately;
•	any minimum or maximum amount of Warrants that may be exercised at any one time;
•	any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;
•	whether the Warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;
•	material United States and Canadian tax consequences of owning the Warrants; and
•	any other material terms or conditions of the Warrants.

Warrant certificates will be exchangeable for new warrant certificates of different denominations at the office indicated in the Prospectus Supplement. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the securities subject to the Warrants. The Corporation may amend the warrant indenture(s) and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not prejudice the rights of the holders of outstanding Warrants, as a group.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The Corporation may issue Subscription Receipts, which will entitle holders to receive upon satisfaction of certain release conditions and for no additional consideration, Common Shares, Warrants or any combination thereof. Subscription Receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), each to be entered into between the Corporation and an Escrow Agent (the “Escrow Agent”), which will establish the terms and conditions of the Subscription Receipts. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee.

The following description sets forth certain general terms and provisions of Subscription Receipts and is not intended to be complete. The statements made in this Prospectus relating to any Subscription Receipt Agreement and Subscription Receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement and the Prospectus Supplement describing such Subscription Receipt Agreement. The Prospectus Supplement relating to any Subscription Receipts the Corporation offers will describe the Subscription Receipts and include specific terms relating to their offering. All such terms will comply with the requirements of the TSX and the NYSE Amex relating to Subscription Receipts. If underwriters or agents are used in the sale of Subscription Receipts, one or more of such underwriters or agents may also be parties to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriters or agents.

General

The Prospectus Supplement and the Subscription Receipt Agreement for any Subscription Receipts the Corporation offers will describe the specific terms of the Subscription Receipts and may include, but are not limited to, any of the following:

•	the designation and aggregate number of Subscription Receipts offered;
•	the price at which the Subscription Receipts will be offered;
•	the currency or currencies in which the Subscription Receipts will be offered;
•	the designation, number and terms of the Common Shares, Warrants or combination thereof to be received by holders of Subscription Receipts upon satisfaction of the release conditions, and the procedures that will result in the adjustment of those numbers;
•	the conditions (the “Release Conditions”) that must be met in order for holders of Subscription Receipts to receive for no additional consideration Common Shares, Warrants or a combination thereof;
•	the procedures for the issuance and delivery of Common Shares, Warrants or a combination thereof to holders of Subscription Receipts upon satisfaction of the Release Conditions;
•	whether any payments will be made to holders of Subscription Receipts upon delivery of the Common Shares, Warrants or a combination thereof upon satisfaction of the Release Conditions (for example, an amount equal to dividends declared on Common Shares by the Corporation to holders of record during the period from the date of issuance of the Subscription Receipts to the date of issuance of any Common Shares pursuant to the terms of the Subscription Receipt Agreement);
•	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

•	the terms and conditions pursuant to which the Escrow Agent will hold Common Shares, Warrants or a combination thereof pending satisfaction of the Release Conditions;
•	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Corporation upon satisfaction of the Release Conditions;
•	if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commission in connection with the sale of the Subscription Receipts;
•	procedures for the refund by the Escrow Agent to holders of Subscription Receipts of all or a portion of the subscription price for their Subscription Receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;
•	any contractual right of rescission to be granted to initial purchasers of Subscription Receipts in the event this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;
•	any entitlement of the Corporation to purchase the Subscription Receipts in the open market by private agreement or otherwise;
•	whether the Corporation will issue the Subscription Receipts as global securities and, if so, the identity of the depositary for the global securities;
•	whether the Corporation will issue the Subscription Receipts as bearer securities, registered securities or both;
•	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms attaching to the Subscription Receipts;
•	the identity of the Escrow Agent;
•	whether the Subscription Receipts will be listed on any exchange;
•	material United States and Canadian federal tax consequences of owning the Subscription Receipts; and
•	any other terms of the Subscription Receipts.

The holders of Subscription Receipts will not be shareholders of the Corporation. Holders of Subscription Receipts are entitled only to receive Common Shares, Warrants or a combination thereof on exchange of their Subscription Receipts, plus any cash payments provided for under the Subscription Receipt Agreement, if the Release Conditions are satisfied. If the Release Conditions are not satisfied, Holders of Subscription Receipts shall be entitled to a refund of all or a portion of the subscription price therefore and all or a portion of the pro rata share of interest earned or income generated thereon, as provided in the Subscription Receipt Agreement.

Escrow

The Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Corporation (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive a refund of all or a portion of the subscription price for their Subscription Receipts plus their pro-rata entitlement to interest earned or income generated on such amount, in accordance with the terms of the Subscription Receipt Agreement. Common Shares or Warrants may be held in escrow by the Escrow Agent, and will be released to the holders of Subscription Receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Anti-Dilution

The Subscription Receipt Agreement will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or Warrants or any other reorganization, amalgamation, merger or sale of all or substantially all of the Corporation’s assets, the Subscription Receipts will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares or Warrants to which the holder of a Common Share, Debt Security or Warrant would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Subscription Receipts whose Subscription Receipts entitle the holders thereof to receive Common Shares. Alternatively, such securities, evidences of indebtedness or assets may, at the option of the Corporation, be issued to the Escrow Agent and delivered to holders of Subscription Receipts on exercise thereof. The Subscription Receipt Agreement will also provide that if other actions of the Corporation affect the Common Shares or Warrants, which, in the reasonable opinion of the directors of the Corporation, would materially affect the rights of the holders of Subscription Receipts and/or the rights attached to the Subscription Receipts, the number of Common Shares or Warrants which are to be received pursuant to the Subscription Receipts shall be adjusted in such manner, if any, and at such time as the directors of the Corporation may in their discretion reasonably determine to be equitable to the holders of Subscription Receipts in such circumstances.

Rescission

The Subscription Receipt Agreement will also provide that any misrepresentation in this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment thereto, will entitle each initial purchaser of Subscription Receipts to a contractual right of rescission following the issuance of the Common Shares or Warrants to such purchaser entitling such purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Common Shares or Warrants, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. The time stipulated in the Subscription Receipt Agreement will be at least 180 days from the closing date of the offering of Subscription Receipts. This right of rescission does not extend to holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser, on the open market or otherwise, or to initial purchasers who acquire Subscription Receipts in the United States.

Global Securities

The Corporation may issue Subscription Receipts in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement also will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Subscription Receipt Agreement will provide for modifications and alterations to the Subscription Receipts issued thereunder by way of a resolution of holders of Subscription Receipts at a meeting of such holders or a consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

DESCRIPTION OF UNITS

The Corporation may issue Units comprising any combination of the other securities described in this Prospectus. Each Unit will be issued so that the holder of such Unit is also the holder of each Security included in such Unit. Therefore, the holder of a Unit will have the rights and obligations of a holder of each included Security (except in some cases where the right to transfer an included Security of a Unit may not occur without the transfer of the other included security comprising part of such Unit).

The Prospectus Supplement relating to any Units offered hereunder will describe the terms of the Units and the applicable offering, including some or all of the following:

•	the designation and terms of the Units and the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;
•	any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the units;
•	whether the Units will be issued in fully registered or global form.

The preceding description and any description of Units in the applicable Prospectus Supplement do not purport to be complete and are subject to and are qualified in their entirety by reference to the Unit agreement, if any, and, if applicable, collateral agreements relating to such Units.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Cassels Brock & Blackwell LLP, counsel to Avalon, the following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a holder who acquires Common Shares or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times for the purposes of the Tax Act, is not, and is not deemed to be, a resident of Canada, holds such Common Shares or Warrants as capital property, deals at arm’s length with Avalon, is not affiliated with Avalon, and has not and will not use or hold or be deemed to use or hold the Common Shares or Warrants in or in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed below, may apply to a non-resident of Canada that is an insurer which carries on business in Canada and elsewhere.

The Common Shares and Warrants will generally be considered capital property to a Non-Resident Holder unless either (i) the Non-Resident Holder holds the Common Shares or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder has acquired the Common Shares or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

The term “U.S. Holder,” for the purposes of this summary, means a Non-Resident Holder who, for purposes of the Canada-United States Income Tax Convention (1980) as amended, (the “Convention”), is at all relevant times a resident of the United States and is a “qualifying person” within the meaning of the Convention. U.S. Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Convention based on their particular circumstances.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”), the current provisions of the Convention and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (collectively, the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of the CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder and no representations with respect to the income tax consequences to any particular Non-Resident Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in Common Shares or Warrants should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares and Warrants, including interest, dividends, adjusted cost base and proceeds of disposition must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the relevant effective date.

Exercise of Warrants

Upon the exercise of a Warrant, there will be no income tax consequences for a Non-Resident Holder. When a Warrant is exercised, the Non-Resident Holder’s cost of the Common Share acquired thereby will be the aggregate of the Non-Resident Holder’s adjusted cost base of such Warrant and the exercise price paid for the Common Share. The Non-Resident Holder’s adjusted cost base of the Common Share so acquired will be determined by averaging such cost with the adjusted cost base to the Non-Resident Holder of all Common Shares held by the Non-Resident Holder as capital property immediately prior to such acquisition.

Dispositions of Common Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition or deemed disposition of the Common Shares or Warrants, nor will capital losses arising from a disposition be recognized under the Tax Act unless the Common Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

Provided the Common Shares are listed on a designated stock exchange (which currently includes the TSX and the NYSE Amex) at the time of disposition, the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder unless at any time during the 60 month period immediately preceding the disposition: (i) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, or the Non-Resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the Corporation; and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act) or an option in respect of, or an interest in, or for civil law a right in, such property, whether or not such property exists.

If the Common Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such securities may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of the Non-Resident Holder.

Non-Resident Holders whose securities are, or may be, taxable Canadian property should consult their own advisors.

Dividends on Common Shares

Under the Tax Act, dividends paid or credited to a Non-Resident Holder on the Common Shares will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Under the Convention, a U.S. Holder will generally be subject to Canadian withholding tax at a rate of 15% of the gross amount of such dividends (or 5% in the case of a U.S. Holder that is a company which beneficially owns at least 10% of the Corporation’s voting shares).

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership and disposition of Common Shares acquired pursuant to this Prospectus, the exercise, disposition, and lapse of Warrants acquired pursuant to this Prospectus, the acquisition, ownership, and disposition of Common Shares received on exercise of the Warrants (“Warrant Shares”), the acquisition of Subscription Receipts pursuant to this Prospectus, and the conversion of Subscription Receipts into Common Shares.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder as a result of the acquisition of Common Shares, Warrants, and Subscription Receipts pursuant to this Prospectus. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder, including specific tax consequences to a U.S. Holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, or foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts, or Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares, Warrants, Subscription Receipts, and Warrant Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the US. federal income tax considerations applicable to U.S. Holders as discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, U.S. court decisions and the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares, Warrants, Subscription Receipts or Warrant Shares acquired pursuant to this document that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares, Warrants, Subscription Receipts or Warrant Shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares, Subscription Receipts, Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are dealers in securities or currencies or U.S. Holders that are traders in securities that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares, Warrants, Subscription Receipts, or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares, Warrants, Subscription Receipts, or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares, Warrants, Subscription Receipts, or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Corporation. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are (a) U.S. expatriates or former long-term residents of the U.S., (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares, Warrants, Subscription Receipts, or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares, Warrants, Subscription Receipts, or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares, Warrants, Subscription Receipts or Warrant Shares.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, Warrants, Subscription Receipts or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts and Warrant Shares.

U.S. Federal Income Tax Consequences of the Acquisition of Common Shares, Warrants, and Subscription Receipts

For U.S. federal income tax purposes, if a U.S. Holder acquires under this Prospectus Common Shares and Warrants combined as a unit, such U.S. Holder’s acquisition will be treated as the acquisition of an “investment unit” consisting of two components: a component consisting of one Common Share and a component consisting of one, or part of one, Warrant. The purchase price for each unit will be allocated between these two components in proportion to their relative fair market values at the time the unit is purchased by the U.S. Holder. This allocation of the purchase price for each unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the Common Share and one, or part of one, Warrant that comprise each unit.

For this purpose, the Corporation will allocate part of the purchase price for the unit to the Common Share and part of the purchase price for each unit to the Warrant, or part of a Warrant which comprises a unit. However, the IRS will not be bound by the Corporation’s allocation of the purchase price for such units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for a unit, if any are offered under this Prospectus.

Passive Foreign Investment Company Rules

If the Corporation is considered a “passive foreign investment company” under the meaning of Section 1297 of the Code (a “PFIC”) at any time during a U.S. Holder’s holding period, the following sections will generally describe the U.S. federal income tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts, or Warrant Shares. Each United States person who is a shareholder of a PFIC is required to file an annual report with the IRS, which filing would be in addition to any other information reporting requirements described in the section entitled “Information Reporting; Backup Withholding Tax.”

PFIC Status of the Corporation

The Corporation generally will be a PFIC if, for a tax year, (a) 75% or more of the gross income of the Corporation for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Corporation’s assets either produce passive income or are held for the production of passive income, based on the quarterly average of the fair market value of such assets (the “asset test”). “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of its trade or business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

For purposes of the PFIC income test and asset test described above, if the Corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Corporation will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Corporation from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

In addition, under certain attribution rules, if the Corporation is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Corporation which is also a PFIC (a “Subsidiary PFIC”), and will be subject to U.S. federal income tax on their proportionate share of any (a) distribution on the shares of a Subsidiary PFIC and (b) disposition or deemed disposition of shares of a Subsidiary PFIC, both as if such U.S. Holders directly held the shares of such Subsidiary PFIC.

The Corporation believes that it was classified as a PFIC during the tax year ended August 31, 2010, and based on current business plans and financial expectations, the Corporation believes that it may be a PFIC for the current and future taxable years. The determination of whether any corporation was, or will be, a PFIC for a tax year depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Corporation concerning its PFIC status or that the Corporation was not, or will not be, a PFIC for any tax year. Each U.S. Holder should consult its own tax advisor regarding the PFIC status of the Corporation and each Subsidiary PFIC.

Default PFIC Rules Under Section 1291 of the Code

If the Corporation is a PFIC, the U.S. federal income tax consequences to a U.S. Holder of the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts, and Warrant Shares and the conversion of Subscription Receipts into Common Shares will depend on whether such U.S. Holder makes an election to treat the Corporation (and/or a Subsidiary PFIC) as a “qualified electing fund” or “QEF” under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to Common Shares or Warrant Shares. A U.S. Holder that does not make either a QEF Election or a Mark-to-Market Election will be referred to in this summary as a “Non-Electing U.S. Holder.”

A Non-Electing U.S. Holder will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Common Shares, Warrants, Subscription Receipts and Warrant Shares and (b) any excess distribution received on the Common Shares and Warrant Shares. A distribution generally will be an “excess distribution” to the extent that such distribution (together with all other distributions received in the current tax year) exceeds 125% of the average distributions received during the three preceding tax years (or during a U.S. Holder’s holding period for the Common Shares and Warrant Shares, if shorter).

Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Common Shares, Warrants, Subscription Receipts and Warrant Shares of a PFIC (including an indirect disposition of the stock of a Subsidiary PFIC), and any excess distribution received on such Common Shares and Warrant Shares (or a distribution by a Subsidiary PFIC to its shareholder that is deemed to be received by a U.S. Holder) must be ratably allocated to each day in a Non-Electing U.S. Holder’s holding period for the Common Shares or Warrant Shares. The amount of any such gain or excess distribution allocated to the tax year of disposition or distribution of the excess distribution and to years before the entity became a PFIC, if any, would be taxed as ordinary income. The amounts allocated to any other tax year would be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such year, and an interest charge would be imposed on the tax liability for each such year, calculated as if such tax liability had been due in each such year. A Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If the Corporation is a PFIC for any tax year during which a Non-Electing U.S. Holder holds Common Shares, Subscription Receipts, Warrant Shares or Warrants, the Corporation will continue to be treated as a PFIC with respect to such Non-Electing U.S. Holder, regardless of whether the Corporation ceases to be a PFIC in one or more subsequent tax years. If the Corporation ceases to be a PFIC, a Non-Electing U.S. Holder may terminate this deemed PFIC status with respect to Common Shares and Warrant Shares by electing to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Common Shares and Warrant Shares were sold on the last day of the last tax year for which the Corporation was a PFIC. No such election, however, may be made with respect to Warrants or Subscription Receipts.

Under proposed Treasury Regulations, if a U.S. holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. Although the matter is not free from doubt, a Subscription Receipt also may be treated as a right to acquire stock of a PFIC and, therefore, be subject to the same limitations. Under rules described below, the holding period for the Warrant Shares will begin on the date a U.S. Holder acquires the Warrants and, if applicable to Subscription Receipts, the holding period for any Common Shares received upon conversion of the Subscription Receipts will begin on the date a U.S. Holder acquires the Subscription Receipts (“Subscribed Common Shares”). This will impact the availability of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares and Subscribed Common Shares. Thus, a U.S. Holder will have to account for Warrant Shares, Subscribed Common Shares and

Common Shares under the PFIC rules and the applicable elections differently. See discussion below under “QEF Election” and under “Mark-to-Market Election”.

QEF Election

A U.S. Holder that makes a timely and effective QEF Election for the first tax year in which its holding period of its Common Shares begins, generally, will not be subject to the rules of Section 1291 of the Code discussed above with respect to its Common Shares. A U.S. Holder that makes a timely and effective QEF Election will be subject to U.S. federal income tax on such U.S. Holder’s pro rata share of (a) the net capital gain of the Corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) the ordinary earnings of the Corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder that makes a QEF Election will be subject to U.S. federal income tax on such amounts for each tax year in which the Corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the Corporation. However, for any tax year in which the Corporation is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election. If a U.S. Holder that made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder that makes a QEF Election generally (a) may receive a tax-free distribution from the Corporation to the extent that such distribution represents “earnings and profits” of the Corporation that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the Common Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder that makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of Common Shares.

The procedure for making a QEF Election, and the U.S. federal income tax consequences of making a QEF Election, will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” if such QEF Election is made for the first year in the U.S. Holder’s holding period for the Common Shares in which the Corporation was a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a U.S. federal income tax return for such year.

A timely QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, the Corporation ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which the Corporation is not a PFIC. Accordingly, if the Corporation becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which the Corporation qualifies as a PFIC.

As discussed above, under proposed Treasury Regulations, if a U.S. Holder has an option, warrant or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code. However, a holder of an option, warrant or other right to acquire stock of a PFIC may not make a QEF Election that will apply to the option, warrant or other right or to acquire PFIC stock. In addition, under proposed Treasury Regulations, if a U.S. Holder holds an option, warrant or other right to acquire stock of a PFIC, the holding period with respect to shares of stock of the PFIC acquired upon exercise of such option, warrant or other right will include the period that the option, warrant or other right was held. Although the matter is not free from doubt, a Subscription Receipt also may be treated as a right to acquire stock of a PFIC and, therefore, be subject to the same limitations.

Consequently, if a U.S. Holder of Warrants makes a QEF Election with respect to any Common Shares which such U.S. Holders owns, if any, such election generally will not be treated as a timely QEF Election with respect to Warrant Shares and the rules of Section 1291 of the Code discussed above will continue to apply with respect to such U.S. Holder’s Warrant Shares. However, a U.S. Holder of Warrant Shares should be eligible to make a timely QEF Election if such U.S. Holder elects in the tax year in which such Warrant Shares are received to recognize gain (which will be taxed under the rules of Section 1291 of the Code discussed above) as if such Warrant Shares were sold for fair market value on the date such US Holder acquired them. In addition, gain recognized on the sale or other taxable disposition (other than by exercise) of the Warrants by a U.S. Holder will be subject to the rules of Section 1291 of the Code discussed above. Each U.S. Holder should consult its own tax advisor regarding the application of the PFIC rules to the Common Shares, Warrants, Subscription Receipts, and Warrant Shares.

The Corporation will make available to U.S. Holders, upon their written request: (a) timely and accurate information as to its status as a PFIC, and (b) for each year in which the Corporation is a PFIC, use commercially reasonable efforts to provide to a U.S. Holder, upon written request, all information and documentation that a U.S. Holder making a QEF Election with respect to the Corporation is required to obtain for U.S. federal income tax purposes. However, U.S. Holders should be aware that the Corporation can provide no assurances that it will provide any such information relating to any Subsidiary PFIC. Because the Corporation may own shares in one or more Subsidiary PFICs at any time, U.S. Holders will continue to be subject to the rules discussed above with respect to the taxation of gains and excess distributions with respect to any Subsidiary PFIC for which the U.S. Holders do not obtain the required information. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF Election with respect to the Corporation.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election only if the Common Shares and Warrant Shares are marketable stock. The Common Shares and Warrant Shares generally will be “marketable stock” if the Common Shares and Warrant Shares are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. If such stock is traded on such a qualified exchange or other market, such stock generally will be “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a Mark-to-Market Election with respect to its Common Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such Common Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the Common Shares or such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to certain dispositions of, and distributions on, the Common Shares.

Any Mark-to-Market Election made by a U.S. Holder for the Common Shares will also apply to such U.S. Holder’s Warrant Shares. As a result, if a Mark-to-Market Election has been made by a U.S. Holder with respect to Common Shares, any Warrant Shares received will automatically be marked-to-market in the year of exercise. Because a U.S. Holder’s holding period for Warrant Shares includes the period during which such U.S. Holder held the Warrants, a U.S. Holder will be treated as making a Mark-to-Market Election with respect to its Warrant Shares after the beginning of such U.S. Holder’s holding period for the Warrant Shares unless the Warrant Shares are acquired in the same tax year as the year in which the U.S. Holder acquired its Warrants. Consequently, the default rules under Section 1291 described above generally will apply to the mark-to-market gain realized in the tax year in which Warrant Shares are received. However, the general mark-to-market rules will apply to subsequent tax years.

A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each tax year in which the Corporation is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares and any Warrant Shares, as of the close of such tax year over (b) such U.S. Holder’s tax basis in the Common Shares and any Warrant Shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the Common Shares and any Warrant Shares, over (ii) the fair market value of such Common Shares and any Warrant Shares (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election for prior tax years).

A U.S. Holder that makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the Common Shares and Warrant Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Common Shares and Warrant Shares, a U.S. Holder that makes a Mark-to-Market Election will recognize ordinary income or ordinary loss (not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior tax years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior tax years).

A Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the Common Shares and Warrant Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Common Shares and Warrant Shares, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

Other PFIC Rules

Under Section 1291(f) of the Code, the IRS has issued proposed Treasury Regulations that, subject to certain exceptions, would cause a U.S. Holder that had not made a timely QEF Election to recognize gain (but not loss) upon certain transfers of Common Shares and Warrant Shares that would otherwise be tax-deferred (e.g., gifts and exchanges pursuant to corporate reorganizations). However, the specific U.S. federal income tax consequences to a U.S. Holder may vary based on the manner in which Common Shares, or Warrant Shares are transferred.

Certain additional adverse rules will apply with respect to a U.S. Holder if the Corporation is a PFIC, regardless of whether such U.S. Holder makes a QEF Election. For example under Section 1298(b)(6) of the Code, a U.S. Holder that uses Common Shares, Warrants, Subscription Receipts or Warrant Shares as security for a loan will, except as may be provided in Treasury Regulations, be treated as having made a taxable disposition of such Common Shares, Warrants, Subscription Receipts or Warrant Shares.

In addition, a U.S. Holder who acquires Common Shares, Warrants, Subscription Receipts or Warrant Shares from a decedent will not receive a “step up” in tax basis of such Common Shares, Warrants, Subscription Receipts or Warrant Shares to fair market value.

Special rules also apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to such special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. The rules relating to distributions by a PFIC and their eligibility for the foreign tax credit are complicated, and a U.S. Holder should consult with their own tax advisor regarding the availability of the foreign tax credit with respect to distributions by a PFIC.

The PFIC rules are complex, and each U.S. Holder should consult its own tax advisor regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares, Warrants, Subscription Receipts and Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

Exercise of Warrants

A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of

(a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. If, as anticipated, the Corporation is a PFIC, a U.S. Holder’s holding period for the Warrant Share should begin on the date on which such U.S. Holder acquired its Warrants.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax consequences of a cashless exercise could differ from the consequences upon the exercise of a Warrant described in the preceding paragraph. If the Warrants have a cashless exercise option, then U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any gain generally will be subject to the rules of Section 1291 of the Code, as discussed above. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrant is held for more than one year.

Expiration of Warrants Without Exercise

Subject to the PFIC rules discussed above, upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Corporation, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Corporation). (See more detailed discussion of the rules applicable to distributions made by the Corporation at “U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares —  Distributions on Common Shares and Warrant Shares” below).

U.S. Federal Income Tax Consequences of the Acquisition and Exercise of Subscription Receipts

The Subscription Receipts are securities issued under applicable provisions of Canadian federal corporate law, which are technically different from analogous provisions of U.S. corporate law. Although the matter is not free from doubt, the Corporation intends to take the position, and this summary assumes, that for U.S. federal income tax purposes each holder of a Subscription Receipt will be treated as holding a proportionate interest in an escrow account consisting of the gross proceeds from the sale of the Subscription Receipts. Based on this assumption, under proposed Treasury Regulations, a U.S. Holder would be subject to U.S. federal income tax on any interest earned on the purchase price for a Subscription Receipt (the “Escrow Interest”) while such purchase price was held in escrow. However, these proposed Treasury Regulations are currently drafted to apply only to escrows established after the date on which these proposed Treasury Regulations are finalized. The IRS has announced that, until these proposed Treasury Regulations are finalized, the IRS will not challenge a “reasonable, consistently applied” method of reporting, and paying U.S. federal income tax on, any Escrow Interest. U.S. Holders should be aware that there can be no assurance that the IRS will not challenge the treatment of the Subscription Receipts as an interest in an escrow account consisting of the gross proceeds from the sale of the Subscription Receipts or that the U.S. courts will uphold the treatment of the Subscription Receipts as an interest in an escrow account consisting of the gross proceeds from the sale of the Subscription Receipts in the event of an IRS challenge. For example, the IRS may attempt to characterize the Subscription Receipts as an option or other right to acquire the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal income tax characterization of an investment in the Subscription Receipts and the Common Shares.

If the purchase price for a Subscription Receipt and Escrow Interest is returned to a U.S. Holder, a U.S. Holder will be required to report, and pay U.S. federal income tax on, any Escrow Interest. If the purchase price for a Subscription Receipt and such Escrow Interest are delivered to the Corporation in payment for the Common Shares, the Corporation would be subject to U.S. federal income tax on any Escrow Interest if such interest is U.S. source. There can be no assurance, however, that the IRS will consider this method of reporting, and paying U.S. federal income tax on, the Escrow Interest to be a “reasonable, consistently applied” method. Accordingly, a U.S. Holder may be subject to U.S. federal income tax on the Escrow Interest even though the purchase price for a Subscription Receipt and such Escrow Interest are delivered to the Corporation in payment for the Common Shares. Each U.S. Holder should consult its own tax advisor regarding the reporting and U.S. federal income taxation of the Escrow Interest.

Assuming that the method of reporting and payment of U.S. federal income tax is respected by the IRS, (a) if the purchase price for a Subscription Receipt and the Escrow Interest is returned to a U.S. Holder, then such U.S. Holder should recognize ordinary income in an amount equal to such Escrow Interest and, alternatively, (b) if the purchase price for a Subscription Receipt and the Escrow Interest are delivered to the Corporation in payment for a Common Share, then a U.S. Holder should be treated as purchasing the investment unit for an amount equal to the purchase price for such Subscription Receipt. However, if the IRS successfully asserts that a U.S. Holder is subject to U.S. federal income tax on any Escrow Interest delivered to the Corporation in payment for an investment unit (as discussed above), such U.S. Holder generally should be entitled to increase the tax basis of such investment unit by the amount of such Escrow Interest. Each U.S. Holder should consult its own tax advisor regarding the transfer out of escrow of the purchase price for a Subscription Receipt and the U.S. federal income tax treatment of any Escrow Interest.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership, and Disposition of Common Shares and Warrant Shares

The following discussion is subject to the rules described above under the heading “Passive Foreign Investment Company Rules.”

Distributions on Common Shares and Warrant Shares

Subject to the PFIC rules discussed above, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Corporation, as computed for U.S. federal income tax purposes. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Corporation, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares or Warrant Shares and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares. (See “Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares” below). However, the Corporation does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Corporation with respect to the Common Shares or Warrant Shares will constitute ordinary dividend income. Dividends received on Common Shares or Warrant Shares generally will not be eligible for the “dividends received deduction”. In addition, the Corporation does not anticipate that its distributions will be eligible for the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares and/or Warrant Shares

Subject to the PFIC rules discussed above, upon the sale or other taxable disposition of Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Subject to the PFIC rules discussed above, gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for more than one year.

Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gain of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency or on the sale, exchange or other taxable disposition of Common Shares, Warrants, Subscription Receipts or Warrant Shares generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder who pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares and Warrant Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Information Reporting; Backup Withholding Tax

Under U.S. federal income tax law and Treasury regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their Common Shares or Warrant Shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election.

Payments made within the U.S., or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of the Common Shares and Warrant Shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding tax rules.

PRIOR SALES

During the 12 month period before the date of this Prospectus, the Corporation has issued Common Shares, and securities that are convertible into Common Shares, as follows:

Date of Issuance	Securities Issued		Issue Price ($)		Reason for Issuance
May 26, 2010	175,000 options		2.25	(5)	Issuance of options
May 28, 2010	100,000 options		2.32	(5)	Issuance of options
June 3, 2010	50,000 options		2.14	(5)	Issuance of options
June 17, 2010	13,600 common shares		1.54		Exercise of options
June 30, 2010	400,000 options		2.00	(5)	Issuance of options
July 8, 2010	50,000 common shares		1.80		Exercise of options
July 12, 2010	200,000 options		2.35	(5)	Issuance of options
July 16, 2010	50,000 common shares		0.98		Exercise of options
August 30, 2010	100,000 options		2.76	(5)	Issuance of options
September 2, 2010	15,000 common shares		1.54		Exercise of options
September 2, 2010	132,500 common shares		2.51		Exercise of warrants
September 8, 2010	16,400 common shares		1.54		Exercise of options
September 8, 2010	8,750 common shares		2.51		Exercise of warrants
September 13, 2010	230,750 common shares		2.51		Exercise of warrants
September 14, 2010	1,675,000 common shares		2.51		Exercise of warrants
September 17, 2010	5,000 common shares		2.51		Exercise of warrants
September 24, 2010	17,500 common shares		2.51		Exercise of warrants
September 24, 2010	50,000 common shares		0.98		Exercise of options
September 27, 2010	136,500 common shares		2.51		Exercise of warrants
September 27, 2010	25,000 options		3.63	(5)	Issuance of options
September 30, 2010	1,277,650 common shares		2.51		Exercise of warrants
September 30, 2010	360,000 units	(1)	2.43		Exercise of brokers’ compensation warrants
September 30, 2010	9,240,000 Units	(2)	3.25		Unit offering
September 30, 2010	277,200 brokers’ compensation warrants	(3)	—		Unit offering
October 1, 2010	150,000 options		3.52	(5)	Issuance of options
October 20, 2010	12,500 common shares		1.20		Exercise of options
October 20, 2010	34,650 units	(4)	3.25		Exercise of brokers’ compensation warrants
October 21, 2010	50,000 common shares		0.63		Exercise of options
October 25, 2010	25,000 common shares		1.61		Exercise of options
November 19, 2010	50,000 options		3.37	(5)	Issuance of options
December 2, 2010	50,000 options		3.77	(5)	Issuance of options
December 8, 2010	4,913 common shares		3.60		Exercise of warrants

Date of Issuance	Securities Issued		Issue Price ($)		Reason for Issuance
December 21, 2010	50,000 common shares		2.51		Exercise of options
December 21, 2010	150,000 common shares		1.08		Exercise of options
December 21, 2010	10,000 common shares		2.76		Exercise of options
December 21, 2010	150,000 options		4.07	(5)	Issuance of options
December 30, 2010	100,000 options		6.57	(5)	Issuance of options
January 5, 2011	20,000 common shares		3.60		Exercise of warrants
January 5, 2011	37,000 common shares		2.35		Exercise of options
January 6, 2011	50,000 common shares		0.70		Exercise of options
January 6, 2011	12,000 common shares		3.60		Exercise of warrants
January 7, 2011	25,000 common shares		0.70		Exercise of options
January 7, 2011	25,000 common shares		0.98		Exercise of options
January 11, 2011	50,000 common shares		1.54		Exercise of options
January 11, 2011	194,040 units	(4)	3.25		Exercise of brokers’ compensation warrants
January 11, 2011	18,000 common shares		3.60		Exercise of warrants
January 12, 2011	66,100 common shares		3.60		Exercise of warrants
January 13, 2011	100,000 common shares		2.35		Exercise of options
January 13, 2011	10,000 common shares		2.76		Exercise of options
January 17, 2011	50,000 common shares		0.75		Exercise of options
January 17, 2011	100,000 options		5.70	(5)	Issuance of options
January 24, 2011	25,000 common shares		0.75		Exercise of options
January 31, 2011	50,000 common shares		0.75		Exercise of options
February 4, 2011	6,000 common shares		2.36		Exercise of options
February 7, 2011	43,750 common shares		2.80		Exercise of options
February 7, 2011	100,000 common shares		3.60		Exercise of warrants
February 9, 2011	5,000 common shares		2.76		Exercise of options
February 10, 2011	13,000 common shares		2.35		Exercise of options
February 14, 2011	22,500 common shares	(1)	2.43		Exercise of brokers’ compensation warrants
February 15, 2011	11,250 common shares		3.00		Exercise of warrants
February 22, 2011	5,000 common shares		3.60		Exercise warrants
February 28, 2011	12,500 common shares		1.20		Exercise of options
March 2, 2011	25,000 common shares		2.76		Exercise of options
March 17, 2011	25,000 common shares		0.98		Exercise of options
March 17, 2011	7,277 units	(4)	3.25		Exercise of brokers’ compensation warrants
March 23, 2011	3,465 common shares		3.60		Exercise of warrants
April 7, 2011	25,000 common shares		0.98		Exercise of options
April 7, 2011	34,650 units	(4)	3.25		Exercise of brokers’ compensation warrants
April 8, 2011	25,000 common shares		0.55		Exercise of options
April 13, 2011	50,000 common shares		2.35		Exercise of options
April 27, 2011	300,000 common shares		0.80		Exercise of options
April 27, 2011	300,000 options		8.62	(5)	Issuance of options

Notes:

1.	Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of $3.00 per share until September 17, 2011.
2.	Avalon issued 9,240,000 Units (“Unit”) at a price of $3.25 per Unit in connection with the closing of a short form prospectus offering on September 30, 2010 (the “Offering”). Each Unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at a price of $3.60 until September 30, 2011.
3.	In connection with the Offering, the Company issued 277,200 Brokers’ Compensation Warrants to the underwriters of the Offering. Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit at the exercise price of $3.25 per until September 30, 2011. The Units underlying the Brokers’ Compensation Warrants have the same terms and conditions as the Units sold under the Offering.
4.	Each unit consisted of one Common Share and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one Common Share at an exercise price of $3.60 per share until September 30, 2011.
5.	Exercise price at issuance.

TRADING PRICE AND VOLUME

The principal market on which the Common Shares and the Warrants of the Corporation trade is the TSX. The Common Shares also trade on the NYSE Amex.

Common Shares

The following table sets forth, for the periods indicated over the past 12 months prior to the date of this Prospectus, the high and low prices and the aggregate volume of trading of the Common Shares on the TSX and the NYSE Amex, as reported by the relevant stock exchange:

	NYSE Amex			TSX
Period	High	Low	Volume	High	Low	Volume
	(US$)	(US$)		(Cdn$)	(Cdn$)
2010
May	—	—	—	2.62	1.89	3,420,052
June	—	—	—	2.80	1.92	5,490,829
July	—	—	—	2.82	1.96	5,192,105
August	—	—	—	3.29	2.41	5,738,631
September	—	—	—	4.21	2.97	15,496,355
October	—	—	—	4.99	3.31	20,814,715
November	—	—	—	4.64	2.97	17,810,520
December(1)	7.18	4.32	35,632,683	6.77	3.62	22,734,328
2011
January	8.20	4.96	83,614,017	8.14	4.98	28,662,285
February	8.57	8.01	75,234,175	8.41	5.70	26,253,557
March	8.27	7.79	72,585,887	8.00	5.68	22,254,954
April	10.11	8.06	129,510,500	9.65	7.76	27,916,390
May(2)	9.44	8.68	9,597,971	8.98	8.27	2,521,335

Notes:

1.	The Common Shares commenced trading on the NYSE Amex on December 22, 2010.
2.	For May 1 through May 3, 2011.

Warrants

The following table sets forth, for the periods indicated over the past 12 months prior to the date of this Prospectus, the high and low prices and the aggregate volume of trading of the listed Warrants of the Corporation on the TSX, as reported by the TSX:

	TSX
Period	High	Low	Volume
	(Cdn$)	(Cdn$)
2010
September(1)	0.80	0.65	404.000
October	1.84	0.64	1,110,238
November	1.62	0.68	486,970
December	3.40	0.90	880,803
2011
January	4.26	1.85	1,223,604
February	4.82	2.45	786,371
March	4.48	2.20	653,834
April	6.07	4.25	803,789
May(2)	5.35	4.74	17,300

Notes:

1.	The Warrants commenced trading on the TSX on September 30, 2010.
2.	For the period from May 1 through May 3, 2011.

INTEREST OF EXPERTS

The following is the Technical Report prepared in accordance with NI 43-101 from which certain technical information relating to the Corporation’s material mineral project, namely the Thor Lake Rare Metals Property, has been derived: “Technical Report On The Nechalacho Deposit, Thor Lake Project, Northwest Territories, Canada” dated March 13, 2011, prepared by Finley Bakker, P. Geol., Senior Resource Geologist, Brian Delaney, P. Eng., Senior Project Manager, William Mercer, P. Geol., Vice President, Exploration, and Dezhi Qi, P. Eng., Process Engineer, all of Avalon and each a qualified person within the meaning of NI 43-101. The Technical Report is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, and a summary of the report is contained herein under the heading “The Corporation — Recent Developments — Thor Lake Project”.

Certain other technical information relating to the Thor Lake Property, contained in or incorporated by reference in this Prospectus, was prepared by Dr. William Mercer, P.Geo., Vice-President, Exploration of the Corporation, Finley Bakker, P.Geo, Senior Resource Geologist of the Corporation and Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Corporation, each of whom are qualified persons for the purposes of NI 43-101.

Messrs. Mercer, Bakker, Delaney, Qi and Bubar, are all currently either officers or employees of the Corporation.

McCarney Greenwood LLP is the independent registered chartered accountant of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario. The financial statements of Avalon incorporated by reference in this Prospectus, and included as part of the Corporation’s registration statement on Form F-10, have been audited by McCarney Greenwood LLP, as stated in their report, which report expresses an unqualified opinion on the financial statements. Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

RISK FACTORS

An investment in securities of the Corporation involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus, investors should carefully consider the risk factors set out below. Any one of such risk factors could materially affect the Corporation’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Risks Associated with the Corporation’s Business

The Corporation is a Canadian Corporation and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Corporation, its directors, its executive officers and some of the experts named in this Prospectus based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

Exploration and Development

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

The Corporation’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

•	establish ore reserves through drilling and metallurgical and other testing techniques;
•	determine metal content and metallurgical recovery processes to extract metal from the ore; and
•	construct, renovate or expand mining and processing facilities.

In addition, if the Corporation discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Corporation will successfully acquire additional mineral rights.

Competition

The mineral industry is intensely competitive. Significant competition exists for the acquisition of mineral concessions, claims, leases and other mineral interests. The Corporation may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Corporation. The Corporation may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Corporation’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Currently China provides approximately 95% of the world’s supply of rare earth elements. It has in recent years reduced its export quotas and started imposing heavier taxes on the production/or export of rare earth elements. These have resulted in the significant increase in the prices of rare earth elements and minerals in recent months. There is no assurance that China will continue its current policy. In addition, there may be new rare earth mines that come into production in the near future, which will increase the supply of rare earth elements and may have an adverse impact on the prices of rare earth elements. This may have a negative impact on the financial viability of the Company’s Thor Lake Project.

Estimates of Mineral Resources and Production Risks

The mineral resource estimates included in the Technical Report are estimates only, and no assurance can be given that any proven or probable reserves will be discovered or that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. In addition, the grade of mineralization which may ultimately be mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. The estimated mineral resources described in the Technical Report should not be interpreted as assurances of commercial viability or potential or of the profitability of any future operations. Readers should be cautioned not to place undue reliance on these estimates.

The Corporation cannot be certain that its mineral resource and reserve estimates are accurate and cannot guarantee that it will recover the expected quantities of metals. Future production could differ dramatically from such estimates for the following reasons:

•	actual mineralization or ore grade could be different from those predicted by drilling, sampling, feasibility studies or technical reports;
•	increases in the capital or operating costs of the mine;
•	changes in the life-of-mine plan; or
•	the grade of ore may vary over the life of the mine and the Corporation cannot give any assurances that any particular mineral reserve estimate will ultimately be recovered.

The occurrence of any of these events may cause the Corporation to adjust its mineral resource and reserve estimates or change its mining plans, which could negatively affect the Corporation’s financial condition and results of operations. Moreover, short-term factors, such as the need for additional development of the ore body or the processing of new or different grades, may adversely affect the Corporation.

Environmental Factors

All phases of the Corporation’s exploration and development activities are subject to regulation by governmental agencies under various environmental laws in the various jurisdictions in which it operates. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Corporation and may cause material changes or delays in the Corporation’s intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Corporation’s operations or result in substantial costs and liabilities to the Corporation in the future. Furthermore, environmental hazards which are unknown to the Corporation at present and which have been caused by previous or existing owners or operators may exist on the Corporation’s properties.

Title to Assets and Claims Titles and Aboriginal Rights

The Corporation’s title to its properties may be subject to disputes or other claims including Aboriginal land title claims. Although the Corporation has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. There may be valid challenges to the title of the Corporation’s properties, which, if successful, could impair the Corporation’s ability to explore, develop and/or operate its properties or to enforce its rights with respect to its properties. Aboriginal rights and title may be claimed with respect to Crown properties or other types of tenure with respect to which mining rights have been conferred. In addition, other parties may dispute the Corporation’s title to the properties in which it has an interest and such properties may be subject to prior unregistered agreements or transfers or land claims by aboriginal peoples, and title may be affected by undetected encumbrances or defects or government actions.

An impairment to or defect in the Corporation’s title to its properties could have a material adverse effect on the Corporation’s business, financial condition or results of operations. In addition, such claims, whether or not valid, will involve additional costs and expenses to defend or settle which could adversely affect the Corporation’s profitability.

Dependence on Key Employees

The Corporation is dependent on the services of key executives including the Corporation’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Corporation’s interests and the advancement of the Thor Lake Project and any other projects), as well as the identification of new opportunities for growth and funding. Due to the Corporation’s relatively small size, the loss of these persons or the Corporation’s inability to attract and retain additional highly skilled employees required for the development of the Corporation’s activities may have a material adverse effect on the Corporation’s business or future operations.

Financing Risks

The Corporation has limited financial resources. The Corporation intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Corporation’s ability to continue its exploration and development activities, if any, will depend in part on the Corporation’s ability to obtain suitable financing.

The Corporation will need external financing to develop and construct its Thor Lake Project and to fund the exploration and development of the Corporation’s other mineral properties. The mineral properties that the Corporation is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Corporation may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Corporation may enter into a strategic alliance, may decide to sell certain property interests, or may utilize a combination of these alternatives. There can be no assurance that the financing alternative chosen by the Corporation will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Corporation’s growth strategy and results of operations and financial condition.

Metal Prices

The Corporation’s revenues, if any, are expected to be derived in large part from the mining and sale of rare metals and minerals. The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Corporation’s control, including international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumption patterns, speculative activities, levels of supply and demand, increased production of rare metals and minerals due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The effect of these factors on the price of rare earth metals, base and precious metals and minerals, and therefore the economic viability of the Corporation’s operations, cannot be accurately predicted.

Regulations and Mining Law, Governmental Regulation

The Corporation’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

•	environmental protection;
•	management and use of toxic substances and explosives;
•	management of tailings and other wastes generated by the Corporation’s operations;
•	management of natural resources;
•	exploration and development of mines, production and post-closure reclamation;
•	exports;
•	price controls;
•	taxation;
•	regulations concerning business dealings with native groups;
•	labor standards and occupational health and safety, including mine safety; and
•	historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Corporation incurring significant expenditures. The Corporation may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Corporation’s operations and delays in the development of the Corporation’s properties.

Permits and Licenses

The operations of the Corporation may require licenses and permits from various governmental authorities. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects.

Infrastructure

Mining, processing, development and exploration activities depend on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Corporation’s operations, financial condition and results of operations.

Nature of Operations

The Corporation is in the process of exploring its mineral resource properties. To date, the Corporation has not earned significant revenues and is considered to be in the development stage. The realization of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain the necessary financing to develop these properties, and future profitable production or proceeds of disposition from these properties.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The work which the Corporation is undertaking and proposes to undertake will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages and damage to persons or property or the environment and possible legal liability for any and all damage. Fires, power outages, labour disruptions, flooding, explosions and cave-ins, are risks involved in the operation of mines and the conduct of exploration programs. Although the Corporation has secured liability insurance and will, when appropriate, secure property insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Corporation might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event the Corporation could incur significant costs or uninsured losses that could have a material adverse effect upon its financial condition.

Uninsured Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur. It is not always possible to fully insure against such risks as a result of high premiums or other reasons. Should such events arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Corporation’s securities.

Changes in Critical Accounting Estimates Could Adversely Affect Financial Results

Avalon’s most significant accounting estimates relate to the carrying value of the Corporation’s metal and mineral property assets. The accounting policies in relation to metal and mineral properties are set out in full in the Corporation’s annual financial statements. Management regularly reviews the net carrying value of each metal and mineral property. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying value can be recovered. Management’s estimates of metal and mineral prices, mineral resources and operating, capital and reclamation costs are subject to certain risks and uncertainties which may affect the recoverability of metal and mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect the future net cash flows to be generated from the properties. Another significant estimate relates to accounting for stock based compensation. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Corporation’s stock options granted/vested during the year.

Risks Associated with Conflicts of Interest

Certain of the Corporation’s directors and officers also serve as directors and/or officers of other companies or other managerial positions involved or related to natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving the Corporation will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Corporation and its shareholders. In addition, each of the Corporation’s directors is required to declare any interest in any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Canada Business Corporations Act and other applicable laws.

PFIC Status

U.S. investors in the Common Shares and Warrants should be aware that the Corporation believes it was classified as a PFIC during its tax year ended August 31, 2010, and based on current business plans and financial expectations, the Corporation believes that it may be a PFIC for the current and future taxable years. If the Corporation is a PFIC for any taxable year during which a United States person holds its Common Shares, Warrants, or Subscription Receipts, it would likely result in materially adverse United States federal income tax consequences for such United States person which are described under “Certain U.S. Federal Income Tax Considerations.” The potential consequences include, but are not limited to, recharacterization of gain from the sale of the Common Shares, Warrants, and those Warrant Shares received upon exercise of such Warrants as ordinary income and the imposition of an interest charge on such gain and on certain distributions received on the Common Shares or Warrant Shares. Certain elections may be available under U.S. tax rules to mitigate some of the adverse consequences of holding shares in a PFIC. One of these elections is the “qualified electing fund election,” defined and discussed above under “Certain U.S. Federal Income Tax Considerations.” On written request, the Corporation will provide to U.S. investors timely and accurate information as to its status as a PFIC and the PFIC status of certain of its subsidiaries and, for each year in which it is a PFIC, will use commercially reasonable efforts to provide to U.S. investors all information and documentation necessary for such investor to make a qualified electing fund election for US tax purposes. Except as otherwise provided in this prospectus, United States persons that hold Warrants are not eligible to make the mitigating elections with respect to such Warrants and Common Shares received upon exercise of the Warrants. In addition, except as otherwise provided in this prospectus, United States persons that hold Subscription Receipts may not be eligible to make the mitigating elections with respect to such Subscription Receipts and Common Shares received upon exercise of the Subscription Receipts. This paragraph is qualified in its entirety by the discussion below under the heading “Certain U.S. Federal Income Tax Considerations.” The PFIC rules are extremely complex and a U.S. investor purchasing Common Shares, Warrants, or Subscription Receipts is encouraged to consult a tax advisor regarding the PFIC rules and the United States federal income tax consequences of the acquisition, ownership, and disposition of the Common Shares, Warrants, Subscription Receipts and Warrant Shares.

Foreign Currency Risk

It is expected that a significant portion of the Company’s revenue from the sale of its products from the Thor Lake Project will be priced in US dollars, whereas most of its operating costs will likely be incurred in Canadian dollars. In addition, a significant portion of the capital costs for the construction of the mining plant at Thor Lake will also likely be priced in US dollars. The fluctuation in the exchange rate between the US dollar and the Canadian dollar may have a significant impact on the future profitability of the Company and it may also significantly increase or decrease the capital costs for the Thor Lake Project.

Risks Associated with the Securities of the Corporation

Share Price Fluctuations

In recent years, the securities markets in Canada have experienced a high level of price and volume volatility and the market price of securities of many companies, particularly those considered development stage companies, have experienced wide fluctuations in price which would not have necessarily been related to the operating performance, underlying asset values or prospect of such companies. There can be no assurance that continual fluctuation in price will not occur.

Further Equity Financing

The Corporation will require additional funds to fund further exploration and/or development activities or to fulfill its obligations under any applicable agreements. If the Corporation raises additional funding by issuing additional equity securities, such financing will dilute the holdings of the Corporation’s shareholders.

No Dividends

The Corporation has not paid any dividends on its Common Shares. Any decision to pay dividends on its Common Shares in the future will be dependent upon the financial requirements of the Corporation to finance future growth, the financial condition of the Corporation and other factors which the Corporation’s Board of Directors may consider appropriate in the circumstances.

The Securities may not be listed and there may not be an established trading market for those securities. You may be unable to sell the Securities at the prices you desire or at all.

There is no existing trading market for the Subscription Receipts, Warrants or Units. As a result, there can be no assurance that a liquid market will develop or be maintained for those securities, or that you will be able to sell any of those securities at a particular time (if at all). We may not list the Subscription Receipts,

Warrants or Units or subscription receipts on any Canadian or U.S. securities exchange, and the Common Shares may be delisted or suspended. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•	changes in the overall market for those securities;
•	changes in our financial performance or prospects;
•	changes or perceived changes in our creditworthiness;
•	the prospects for companies in our industry generally;
•	the number of holders of those securities;
•	the interest of securities dealers in making a market for those securities; and
•	prevailing interest rates.

7,100,000 Shares

Avalon Rare Metals Inc.

Common Shares

PROSPECTUS SUPPLEMENT

July 27, 2011

Citi

Dahlman Rose & Company

CIBC

Mackie Research Capital Corporation

Roth Capital Partners